SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 12,2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Brasil Telecom S.A.

Report of independent accountants on special review
Quarter ended September 30, 2003
(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil)

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil)

The Shareholders and Board of Directors
Brasil Telecom S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom S.A. for the quarter ended September 30, 2003, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Accountants (IBRACON) and the Federal Accounting Council, which included: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission, specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

October 24, 2003

KPMG Auditores Independentes
CRC-SP-014.428/O-6-“F”-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-S-DF

FEDERAL PUBLIC SERVICE SECURITIES AND EXCHANGE COMMISSION (CVM) QUARTERLY INFORMATION COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	CORPORATION LAW Base Date - September 30, 2003

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01131-2	2 - COMPANY NAME BRASIL TELECOM S.A.	3 - GENERAL TAXPAYERS’ REGISTER 76.535.764/0001-43
4 - NIRE 5.330.000.622-9

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D- BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE NUMBER 415-1901	8 - TELEPHONE NUMBER	9 - TELEPHONE NUMBER	10 - TELEX
11 - AREA CODE 61	12 - FAX 415-1237	13 - FAX	14 - FAX
15 - E-MAIL ri@brasitelecom.com.br

01.03 - MARKET RELATIONS DIRECTOR (Address for correspondence to Company)

1 - NAME CARLA CICO
2 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D- BL B - 2º ANDAR			3 - DISTRICT SIA
4 - ZIP CODE 71215-000	5 - MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE NUMBER 415-1901	9 - TELEPHONE NUMBER	10 - TELEPHONE NUMBER	11 - TELEX
12 - AREA CODE 61	13 - FAX 415-1237	14 - FAX	15 - FAX
15 - E-MAIL ccico@brasiltelecom.com.br

01.04 - REFERENCE / AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINING	8 - ENDING
01/01/2003	12/31/2003	3		09/30/2003	2	04/01/2003	06/30/2003
9 - NAME/COMPANY NAME AUDITOR KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11 - NAME TECHINICAL RESPONSIBLE MANUEL FERNANDES RODRIGUES DE SOUSA					12 - CPF TECHINICAL RESPONSIBLE 783.840.017-15

01.05 - COMPOSITION OF PAID CAPITAL

1 - QUANTITY OF SHARES (IN THOUSANDS)	2 - CURRENT QUARTER 09/30/2003	3 - PRIOR QUARTER 06/30/2003	4 - SAME QUARTER OF PRIOR YEAR 09/30/2002
PAID CAPITAL
1 - COMMON	249,597,050	249,597,050	243,564,130
2 - PREFERRED	295,569,090	295,569,090	295,569,090
3 - TOTAL	545,166,140	545,166,140	539,133,220
TREASURY SHARES
4 - COMMON	-	-	-
5 - PREFERRED	6,331,111	5,175,011	1,860,870
6 - TOTAL	6,331,111	5,175,011	1,860,870

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY INDUSTRIAL, COMMERCIAL COMPANIES AND OTHERS
2 - SITUATION OPERATING
3 - TYPE OF CAPITAL CONTROL NATIONAL PRIVATE
4 - ACTIVITY CODE 1990100 - TELECOMMUNICATION
5 - MAIN ACTIVITY EXPLOITATION OF THE SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF ACCOUNTANTS’ REVIEW REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE

01.09 - CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR

1 - ITEM	2 - ALTERATION DATE	3 - CAPITAL STOCK (In R$ thousands)	4 - VALUE OF ALTERATION (In R$ thousands)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (In R$ thousands)	7 - ISSUED PRICE OF SHARES (In R$)
01	03/17/2003	3,373,097	37,327	CAPITAL RESERVE	6,032,914	0.0106700000

01.10 - MARKET RELATIONS DIRECTOR

1 - DATE 10/24/2003	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - PARENT COMPANY

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2003	4 - 06/30/2003
1	Total Assets	15,122,015	14,846,073
1.01	Current Assets	3,637,933	3,374,892
1.01.01	Cash and Cash Equivalents	1,093,758	940,960
1.01.02	Credits	1,987,519	1,876,501
1.01.02.01	Accounts Receivable from Services	1,987,519	1,876,501
1.01.03	Inventories	11,053	9,934
1.01.04	Other	545,603	547,497
1.01.04.01	Loans and Financing	2,732	1,949
1.01.04.02	Deferred and Recoverable Taxes	350,017	359,765
1.01.04.03	Judicial Deposits	33,957	24,671
1.01.04.04	Other Assets	158,897	161,112
1.02	Noncurrent Assets	1,226,474	1,108,629
1.02.01	Other Credits	-	-
1.02.02	Intercompany Receivables	9,759	40,601
1.02.02.01	From Associated Companies	6,671	6,315
1.02.02.02	From Subsidiaries	3,088	34,286
1.02.02.03	From Other Related Parties	-	-
1.02.03	Other	1,216,715	1,068,028
1.02.03.01	Loans and Financing	6,743	6,460
1.02.03.02	Deferred and Recoverable Taxes	610,493	620,972
1.02.03.03	Judicial Deposits	460,465	351,889
1.02.03.04	Inventories	19,782	21,833
1.02.03.05	Other Assets	119,232	66,874
1.03	Permanent Assets	10,257,608	10,362,552
1.03.01	Investments	503,508	363,278
1.03.01.01	Associated Companies	97,485	97,481
1.03.01.02	Subsidiaries	340,183	199,938
1.03.01.03	Other Investments	65,840	65,859
1.03.02	Property, Plant and Equipment	9,167,463	9,378,371
1.03.03	Deferred Charges	586,637	620,903

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 09/30/2003	4 - 06/30/2003
2	Total Liabilities	15,122,015	14,846,073
2.01	Current Liabilities	3,579,188	2,981,331
2.01.01	Loans and Financing	649,609	580,863
2.01.02	Debentures	1,023,783	658,240
2.01.03	Suppliers	882,661	822,005
2.01.04	Taxes, Duties and Contributions	476,062	383,564
2.01.04.01	Indirect Taxes	440,794	379,837
2.01.04.02	Taxes on Income	35,268	3,727
2.01.05	Dividends Payable	247,656	248,846
2.01.06	Provisions	60,774	84,949
2.01.06.01	Provision for Contingencies	20,821	20,859
2.01.06.02	Provision for Pension Plan	39,953	64,090
2.01.07	Related Party Debts	-	-
2.01.08	Other	238,643	202,864
2.01.08.01	Payroll and Social Charges	73,754	61,189
2.01.08.02	Consignments in Favor of Third Parties	44,467	38,554
2.01.08.03	Employee Profit Sharing	34,986	21,065
2.01.08.04	Other Liabilities	85,436	82,056
2.02	Long-Term Liabilities	4,559,183	4,968,236
2.02.01	Loans and Financing	1,814,722	1,918,130
2.02.02	Debentures	1,310,000	1,700,000
2.02.03	Provisions	851,652	832,730
2.02.03.01	Provision for Contingencies	387,714	382,353
2.02.03.02	Provision for Pension Plan	463,938	450,377
2.02.04	Related Party Debts	-	-
2.02.05	Other	582,809	517,376
2.02.05.01	Payroll and Social Charges	9,655	13,303
2.02.05.02	Suppliers	4,939	5,016
2.02.05.03	Indirect Taxes	502,499	437,522
2.02.05.04	Taxes on Income	32,200	27,262
2.02.05.05	Other Liabilities	25,541	26,114
2.02.05.06	Fund for Capitalization	7,975	8,159
2.03	Deferred Income	9,580	9,898
2.05	Shareholders’ Equity	6,974,064	6,886,608
2.05.01	Capital	3,373,097	3,373,097
2.05.02	Capital Reserves	1,524,953	1,535,958
2.05.03	Revaluation Reserves	-	-
2.05.03.01	Company Assets	-	-
2.05.03.02	Subsidiaries/Associated Companies	-	-
2.05.04	Profit Reserves	273,244	273,244
2.05.04.01	Legal	273,244	273,244
2.05.04.02	Statutory	-	-
2.05.04.03	Contingencies	-	-
2.05.04.04	Realizable Profits Reserves	-	-
2.05.04.05	Profit Retention	-	-
2.05.04.06	Special Reserve for Undistributed Dividends	-	-
2.05.04.07	Other Profit Reserves	-	-
2.05.05	Retained Earnings	1,802,770	1,704,309

03.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - DESCRIPTION	3 - AMOUNT FOR CURRENT QUARTER 07/01/2003 TO 09/30/2003	4 - AMOUNT FOR CURRENT QUARTER 01/01/2003 TO 09/30/2003	5 - AMOUNT FOR CURRENT QUARTER 07/01/2002 TO 09/30/2002	6 - AMOUNT FOR CURRENT QUARTER 01/01/2002 TO 09/30/2002
3.01	Gross Revenue from Sales and Services	2,870,608	8,181,067	2,543,353	7,226,191
3.02	Deductions from Gross Revenue	(816,517)	(2,320,050)	(717,198)	(2,019,688)
3.03	Net Revenue from Sales and Services	2,054,091	5,861,017	1,826,155	5,206,503
3.04	Cost of Sales	(1,196,266)	(3,533,560)	(1,114,472)	(3,261,178)
3.05	Gross Profit	857,825	2,327,457	711,683	1,945,325
3.06	Operating Expenses	(640,744)	(2,067,738)	(670,489)	(1,717,040)
3.06.01	Selling Expenses	(231,095)	(656,718)	(225,970)	(590,083)
3.06.02	General and Administrative Expenses	(193,566)	(547,621)	(149,015)	(465,396)
3.06.03	Financial	(214,821)	(893,524)	(313,181)	(717,841)
3.06.03.01	Financial Income	46,835	217,122	67,438	149,799
3.06.03.02	Financial Expenses	(261,656)	(1,110,646)	(380,619)	(867,640)
3.06.04	Other Operating Income	47,892	176,265	56,551	190,256
3.06.05	Other Operating Expenses	(39,722)	(132,744)	(39,044)	(115,073)
3.06.06	Equity Gain (Loss)	(9,432)	(13,396)	170	(18,093)
3.07	Operating Income (Loss)	217,081	259,719	41,194	228,285
3.08	Nonoperating Income (Expenses)	(31,500)	(109,876)	(31,218)	(105,709)
3.08.01	Revenues	10,922	37,220	(83,086)	30,791
3.08.02	Expenses	(42,422)	(147,096)	51,868	(136,500)
3.09	Income (Loss) Before Taxes and Minority Interest	185,581	149,843	9,976	122,576
3.10	Provision for Income Tax and Social Contribution	(73,316)	(75,593)	(11,667)	(69,808)
3.11	Deferred Income Tax	-	-	-	-
3.12	Interest/Statutory Contributions	(13,804)	(34,547)	(8,695)	(28,517)
3.12.01	Interests	(13,804)	(34,547)	(8,695)	(28,517)
3.12.02	Contributions	-	-	-	-
3.13	Reversal of Interest on Equity	-	246,200	114,594	234,650
3.15	Income (Loss) for the Period	98,461	285,903	104,208	258,901
	Number of Shares Outstanding (Thousand)	538,835,029	538,835,029	537,272,350	537,727,350
	Earnings per Share (Reais)	0.00018	0.00053	0.00019	0.00048
	Loss per Share (Reais)

04.01 - NOTES TO THE QUATERLY REPORT

NOTES TO THE FINANCIAL STATEMENTS
QUARTER ENDED September 30, 2003

(In thousands of Brazilian reais)

1. OPERATIONS

BRASIL TELECOM S.A. (“Company”) is a concessionaire of the Switched Fixed Telephone Service (STFC) and operates in Region II of the General Concessions Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul and the Federal District. The area is 2,859,375 square kilometers, corresponding to 34% of the Brazilian territory, and the company holds the local and long distance concessions.

The Company is a subsidiary of Brasil Telecom Participações S.A. (“BTP”), incorporated on May 22, 1998 as a result of the privatization of the Telebrás System.

The Company’s business, together with the services that it offers and the tariffs charged, are regulated by the National Telecommunications Agency - ANATEL.

Information related with the quality and universal service targets of the Fixed Switched Telephone Service are available to interested parties on the homepage of ANATEL, on the site www.anatel.gov.br.

The Company is registered with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC) in the USA, and its shares are traded on the main stock exchanges in Brazil and its ADR on the New York Stock Exchange (NYSE). The Company is also part of level 1 of Corporate Governance at São Paulo Stock Exchange (BOVESPA).

Company Subsidiaries

Brasil Telecom Celular S.A. (“BrT Celular”): a wholly-owned subsidiary incorporated on December 10, 2002, to provide the Personal Mobile Service (SMP), with authorization to attend the same coverage area where the Company operates with STFC. On the closing date for the quarter BrT Celular was in the process of being structured - pre-operating phase.

BrT Serviços de Internet S.A. (“BrTI”): a wholly-owned subsidiary incorporated in October 2001, providing internet services and correlated activities, which became operational at the beginning of 2002.

During the second quarter of 2003, BrTI made investments in capital interests as a partner or quotaholder, gaining control of the following companies:

(i) BrT Cabos Submarinos Group (formerly GlobeNet)

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”): a company acquired on June 11, 2003, as part of the program to purchase the GlobeNet Group, an acquisition previously disclosed on November 19, 2002, through the relevant fact.

  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CS Ltda.”): a company acquired on June 11, 2003, in which BrTI exercises direct control and total control jointly with BrT CSH, which is a further part of the program to purchase the GlobeNet Group.

  Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”): a company incorporated under the laws of the Bermudas, for which the transfer of funds by BrTI for paying in of capital occurred on May 30, 2003. It is also an integral part of the program to purchase the Globenet Group. BrT SCS Bermuda, in turn, holds all the shares of Brasil Telecom of America Inc. and of Brasil Telecom de Venezuela, S.A., formerly called 360Americas (Venezuela) S.A..

(ii) iBest Group

  Since February 2002, BrTI has held a minority interest in iBest Holding Corporation (“IHC”), a company incorporated in the Cayman Islands. Due to a succession of various corporate acts occurring during June 2003 in IHC and its subsidiaries, BrTI began to exercise control over the iBest Group, which is formed by the main companies: (i) iBest Holding Corporation; (ii) iBest S.A.; (iii) Febraio S.A.; and (iv) Freelance S.A.. The acquisition, which resulted in the control of the iBest Group, was disclosed on June 26, 2003, through the relevant fact.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law, standards of the Brazilian Securities Commission (CVM) and standards applicable to Switched Fixed Telecommunications Services - STFC concessionaires.

As the Company is filed with the Securities and Exchange Commission (SEC), it is subject to its standards, and should prepare financial statements and other information by using criteria that comply with that entity’s requirements. For complying with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the practice of simultaneously publishing information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless demonstrated otherwise in each note.

According to each situation, the notes to the financial statement present information related with the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED” respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction Nr 247/96 and includes the companies listed in Note 1.

Some of the main consolidation procedures are:

  Elimination of intercompany balances, as well as revenue and expenses of transactions among them;

  Elimination of the investor’s shareholdings, reserves and accumulated results in the investees; and

  Segregation of the portions of shareholders’ equity and income belonging to minority shareholders, indicated in specific items.

The reconciliation between the Parent Company and consolidated net income is presented in Note 36.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a. Cash and cash equivalents: Cash equivalents are short-term, high-liquidity investments, which mature in less than three months. They are recorded at cost, plus income earned to the end of the quarter, not exceeding market value.

b. Trade accounts receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff in effect on the date the service is rendered. Unbilled services provided to customers at the balance sheet date are also included in trade accounts receivable. The criterion adopted for making the provision for doubtful accounts takes into account the calculation of the actual percentage losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and noncurrent assets. Obsolete items are recorded as Allowance for losses.

d. Investments: Investments in subsidiaries are valued using the equity method. Other investments are recorded at cost less allowance for probable losses, when applicable. The investments resulting from income tax incentives are recognized at the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas, they remain recognized in noncurrent assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued at cost or market prices, when the latter is lower, and allowances for losses are recorded if required.

e. Property, plant and equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

Maintenance and repair costs, when they represent improvements (increase in installed capacity or useful life) are capitalized, while other costs are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 24.

f. Deferred charges: Segregated between deferred charges on amortization and formation. Main items are goodwill on the acquisition of CRT - Companhia Riograndense de Telecomunicações (incorporated by Brasil Telecom S.A. in December 2000), net of tax savings, costs incurred on installation, reorganization, data processing and other. Amortization is calculated under the straight-line method in accordance with the legislation in force. When the asset does not generate benefits anymore, it is written off against nonoperating income.

g. Income and Social Contribution Taxes: Income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses, and the negative social contribution base are recorded under assets or liabilities, as the case may be, according to the assumption of realization or future demand, within the parameters established in the CVM Instruction Nr 371/02.

h. Loans and Financing: Updated to the balance sheet date for monetary or exchange variations and interest incurred. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: Recognized based on its risk assessment evaluation and quantified on economic grounds and legal the counselors’ opinions on the lawsuits and other contingency factors known as of the balance sheet date. The basis and nature of the provisions are described in Note 7.

j. Recognition of Revenues: Revenues from services rendered are accounted for on the accrual basis. Local calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards are recorded upon sale.

k. Recognition of Expenses: Expenses are recognized on the accrual basis, considering their relation with revenue realization. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on accounts receivable settled after maturity and gains on financial investments and hedges, when incurred. Financial expenses comprises interest incurred and other charges on loans, financing and other financial transactions.

Credited Interest on Capital is included in the financial expenses balance; for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period after the operations commence.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed by SISTEL and Fundação CRT. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, to comply with CVM Instruction Nr 371/00, the Company recorded its actuarial deficit on the balance sheet date against shareholders’ equity, net of its tax effects. As from 2002, as new actuarial revaluations show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts, in accordance with the aforementioned instruction. Supplementary information regarding private pension plans and other benefits to employees are described in Note 6.

o. Employees and directors Profit Sharing: The provisions for employee and directors’ profit sharing are recognized according to the accrual basis. The calculation of the amount, which is paid in the year after the provision recognition, is in accordance with the target program established with the labor union, in accordance with Law 10.101/00 and the Company’s bylaws.

p. Earnings per thousand shares: Calculated based on the number of shares outstanding at the balance sheet date, which comprises the total number of shares issued net of treasury stock.

4. RELATED-PARTY TRANSACTIONS

Related party transactions refer to operations with Brasil Telecom Participações S.A., the Company’s parent company, also with the subsidiaries mentioned in Note 1 and with Vant Telecomunicações S.A., a minority investment.

Operations between related parties and Brasil Telecom S.A. are carried out under normal prices and market conditions, and the principal transactions are:

Brasil Telecom Participações S.A.

Dividends/Interest on Capital: The Interest on Capital credited in the quarter allocated an amount of R$162,425 (R$154,128 in 2002) to the Parent Company. Of this amount, the net part of the withholding tax will be allocated to the dividend to be provisioned at the end of the year. The balance of this liability that includes the provision of the prior year is R$138,062 (R$138,062 on June 30, 2003).

Loans with Parent Company: Liabilities balance as of September 30, 2003 arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$90,320 (R$93,363 as of June 30, 2003). In this quarter, it was recognized a financial gain of R$18,298, due to the decrease of the exchange rate of the American dollar against the Brazilian real (R$56,305 of financial expenses in 2002).

Debentures: On January 27, 2001, the Company issued 1,300 private debentures non-convertible or exchangeable for any type of share, at the unit price of R$1,000, totaling R$1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by Brasil Telecom Participações S.A.. The nominal value of these debentures will be paid in three installments equivalent to 30%, 30% and 40% with maturities on July 27, 2004, July 27, 2005, and July 27, 2006, respectively. The debenture remuneration is equivalent to 100% of CDI, received semiannually. The balance of this liability as of September 30, 2003 is R$1,348,692 (R$1,430,247 on June 30, 2003), and the yield recognized in the income for the quarter represents R$227,413 (R$169,875 in 2002).

Accounts Receivable and Payable: Arising from transactions related to operating income/expenses due to use of installations and logistic support. As of September 30, 2003, balance receivable is R$4,101 (R$591 payable as of June 30, 2003) and the amounts recorded in the income for the quarter are comprising of Operating Income of R$1,637 (R$1,815 of income and R$256 of expenses in 2002).

BrT Serviços de Internet S.A.

Other Amounts Receivable and Payable: Arising from transactions related with operating revenues and expenses for the use of installations, logistics support and telecommunications services. As of September 30, 2003, the balance payable is R$10,158 (R$10,929 payable as of June 30, 2003). The amounts posted under operating income in the quarter represent an operating income of R$26,577 (R$9,183 in 2002), and an operating expenses of R$103,134 (R$31,123 in 2002).

Brasil Telecom Celular S.A.

Advance for Future Capital Increase - AFAC: As of September 30, 2003, the amount recorded as AFAC is R$3,088 (R$34,286 as of June 30, 2003), derived from amounts transferred to make payments to pre-operational expenses, recorded under long-term assets.

Vant Telecomunicações S.A.

Collateral: As of September 30, 2003 (and June 30, 2003) the amount deposited as collateral to guarantee the future purchase of shares is R$15,575. This amount is recorded under long-term assets.

Advance for Future Capital Increase - AFAC: The amount of AFAC as of September 30, 2003 is R$6,671 (R$6,315 as of June 30, 2003).

Brasil Telecom Cabos Submarinos Ltda.

Intercompany loans: On August 21, 2003, the Company made a loan agreement in the amount of R$750, with interest at the rate of 100% of CDI, with maturity in up to 6 months. The balance of this asset is R$765 and the income recognized in the quarter is R$ 15.

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiary BrTI assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this Note was made based on their materiality. Those instruments the value of which approximates the fair value, and whose risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks; the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s and subsidiaries’ business are the following:

a. Credit Risk

The majority of the services provided by Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the Company may incur losses arising from the difficulty in receiving amounts billed to its customers in the quarter, the Company’s default was 2.46% of the gross revenue (2.59% for the same period last year). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense. As of September 30, 2003, the company’s customer portfolio did not include receivables, of which subscribers were, individually, higher than 1% of total service accounts receivable.

b. Exchange Rate Risk

The Company has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 5.04% of the total liabilities (5.23% on June 30, 2003). To minimize this type of risk, the subsidiary enters into swap agreements with financial institutions to hedge foreign exchange exposures, 51.8% of the debt portion in foreign currency is covered by hedge agreements (44% on June 30, 2003). Unrealized positive or negative effects of these operations are recorded in the profit and loss as gain or loss. To the quarter, consolidated net losses totaled R$76,695 (losses of R$53,186 for the same period of last year).

Net exposure as per book and market values, at the exchange rate prevailing on the balance sheet date, is as follows:

PARENT COMPANY
	09/30/03		06/30/03
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and financing	241,805	233,828	254,149	244,979
Hedge Contracts	(821)	(8,412)	(3,428)	(7,131)
Total	240,984	225,416	250,721	237,848
Current	45,143	34,256	41,825	34,875
Noncurrent	195,841	191,160	208,896	202,973

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was the discounted cash flow at the market rates prevailing at the balance sheet date.

c. Interest Rate Risk

Assets

The Company has loans with a company producing telephone directories and resulting from the sale of fixed assets to other telephone companies. In the consolidated financial statements is included a loan granted by iBest S.A..

At the balance sheet date, these assets are represented as follows:

PARENT COMPANY	CONSOLIDATE
	Book and Market Value		Book and Market Value
	09/30/03	06/30/03	09/30/03	06/30/03
Assets
Loans tied to the IGP-DI	6,738	6,737	6.738	6,737
Debentures linked to CDI	765	-	-	-
Loans tied to the IPA-OG Column 27 (FGV)	1.972	1,672	1.972	1,672
Loans tied to the IGP-M	-	-	1,233	-
Total	9,475	8,409	9,943	8,409
Current	2,732	1,949	1,967	1,949
Noncurrent Assets	6,743	6,460	7,976	6,460

The carrying values are equal to market values, since the current contracting conditions for this type of financial instrument are similar to the original conditions.

Liabilities

Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units (TJLP, UMBNDES - Brazilian Social and Economic Development Bank Monetary Unit, CDI-DI-CETIP, etc.) and IGP-M. The risk inherent in these liabilities arises from possible variations in these rates. The Company has contracted derivative contracts to hedge 78.7% of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts, considering the influence of the dollar on the interest rate (basket of currencies) of these liabilities. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates.

In addition to the loans and financing, the Company issued non-convertible private and public debentures or convertible in shares. These liabilities were contracted at interest rates tied to the CDI, and the risk linked with this liability is the result of the possible increase in the rate.

The aforementioned liabilities at the balance sheet date are as follows:

PARENT COMPANY
	Book Value
	06/30/03	03/31/03
Liabilities
Debentures - CDI	2,393,826	2,358,240
Loans linked to TJLP	1,849,238	1,924,684
Loans linked to UMBNDES	225,037	229,435
Hedge Contracts in UMBNDES	46,335	50,184
Loans linked to IGPM	22,254	23,530
Other loans	20,440	20,439
Total	4,557,130	4,606,512
Current	1,628,249	1,197,278
Long-Term	2,928,881	3,409,234

Book Value is equivalent to market values because the current contractual conditions for these types of financial instruments are similar to those in which they were originated. In case of a hypothetical variation of 1% in the aforementioned rates, unfavorable to the Company, the annual negative impact on income would be approximately R$8,430.

d. Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by Brasil Telecom S.A. are not linked to amounts of accounts receivable. Telephony tariff adjustments do not necessarily follow increases in local interest rates which affect the company’s debts. Consequently, a risk arises from this lack of linking.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risk are recorded as liabilities. Details of these risks are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are valued using the equity method and stated at acquisition cost. BrT Serviços de Internet S.A. and Brasil Telecom Celular S.A. are the only wholly-owned subsidiaries whose investments are valued using the equity method, but only the first on is in operation. There is no market value applicable to value the investments in the wholly-owned subsidiaries since they are not listed companies. The future cash flows expected from the investments, both directly and indirectly, do not lead to the expectation of losses that may require recognition of provisions of such nature for the same. The investments related to the iBest and BrT Cabos Submarinos groups are in an identical situation.

The investments valued at cost are immaterial in relation to total assets. The risks related with them would not cause significant impacts to the Company if significant losses were to occur on these investments.

g. Temporary Cash Investment Risks

The Company and its subsidiary BrTI have several temporary cash investments in exclusive financial investment funds (FIFs), the assets of which are represented solely by post-fixed federal securities, futures contracts tied to the exchange rate of the Futures and Commodities Exchange, BM&F and investment funds in foreign currency, and there is no credit risk in this type of operation. As of September 30, 2003, the Company had temporary cash investments in the amount of R$988,807 (R$915,503 as of June 30, 2003). Income earned to the balance sheet date is recorded in financial income and amounts to R$103,373 (R$38,724 in 2002). Amounts in the consolidated financial statements, are of R$1,028,892 (R$941,126 as of June 30, 2003) related to investments and R$109,236 (R$38,728 in 2002) income earned.

6. BENEFITS TO EMPLOYEES

(A) PRIVATE PENSION PLAN

The Company sponsors private pension schemes related with retirement for its employees and assisted members, and in the case of the latter, medical assistance in some cases. These plans are managed by two foundations, which are Fundação de Seguridade Social (SISTEL), which originated from certain companies of the former Telebrás System and Fundação dos Empregados da Companhia Riograndense de Telecomunicações (FCRT), which manages the benefit plans of CRT, a company merged on December 28, 2000.

The Company bylaws stipulate approval of the supplementary pension policy, and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Supplementary Pensions Department - SPC, where applicable to the specific plans.

The plans sponsored are valued by independent actuaries on the balance sheet date and, in the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. The full liabilities are provided for plans showing deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Ruling Nr 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

The characteristics of the supplementary pension plans sponsored by the Company are described below.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

Plans

TCSPREV (Defined Contribution, Settled Benefit, Defined Benefit)
This defined contribution and settled benefit plan was introduced on February 28, 2000, with the adherence of around 80% of the employees at that time. On December 31, 2001, all the pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Supplementary Pensions Department - SPC, due to the need for adjustments to the regulations. They were subsequently transformed into defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, Convênio de Administração BrT, and the Termo de Relação Contratual Atípica, the conditions established in the original plans being maintained. In March 2003, this plan was suspended to the employees who want to be included in the supplementary pension plans sponsored by the Company. TCSPREV currently attends to around 71% of the staff.

PBS-A (Defined Benefit)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000.

PAMA - Health Care Plan for Retired Employees (Defined Contribution)
Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000, and also for the beneficiaries of the PBS-TCS Group, incorporated into the TCSPREV on December 31, 2001, and participants of PBS defined benefit plans of other Sistel sponsors. According to a legal/actuarial appraisal, the Company’s liability is exclusively limited to future contributions.

PAMEC-BrT (Health-care Plan for Supplementary Pension Beneficiaries)
Medical assistance for retirees and pensioners linked with the PBT-BrT Group, which was incorporated into the TCSPREV on December 31, 2001.

Contributions Established for the Plans

TCSPREV
Contributions to this plan were maintained on the same basis as the original plans incorporated in 2001 for each group of participants, and were established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV. In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the Company, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. In the case of the PBS-TCS group, the sponsor’s contribution in the quarter was 12% of the payroll of the participants, whilst the employees' contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. To the quarter, contributions by the sponsor to the TCSPREV group represented on average 7.14% of the payroll of the plan participants. To the employees, the average was 6.43%.

The Company’s contributions were R$10,768 in the quarter (R$11,222 in 2002).

PBS-A
Contributions may occur in case of accumulated deficit. As of December 31, 2002, the plan presented surplus.

PAMA
This plan is sponsored with contributions of 1.5% on payroll of active participants linked to PBS plans, segregated on December 31, 2000 and sponsored by several SISTEL sponsors. In the case of Brasil Telecom, the PBS-TCS was incorporated into the TCSPREV plan on December 31, 2001, and became an internal group of the plan.

The company’s contributions for this plan, that are exclusively the responsibility of the sponsors, were R$90 in the quarter (R$109 in 2002).

PAMEC-BrT
Contributions for this plan were fully paid in July 1998 through a single payment.

FUNDAÇÃO DOS EMPREGADOS DA CIA. RIOGRANDENSE DE TELECOMUNICAÇÕES -FCRT

The main purpose of the Company sponsoring FCRT is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary. On October 21, 2002, the BrTPREV defined contribution and settled benefits plan was introduced, aimed at active participants linked with the Company, self-sponsored and beneficiaries of FCRT.

Plans

BrTPREV
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security and which initially attended only the employees in the branch in Rio Grande do Sul. On March 2003, this plan was provided to the employees from all branches of the Company and to the employees of the subsidiaries, who wanted to be benefited by the supplementary pension plans sponsored. By the end the quarter, this plan attended to around 17.2% of the staff.

Fundador - Brasil Telecom and Alternative - Brasil Telecom
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security, now closed to the entry of new participants. By the end of the quarter, there were 11 participants in these plans.

Contributions Established for the Plans

BrTPREV
The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. The sponsor is responsible for the cost of administrative expenses on the basic contributions from employees and normal contributions of the Company and risk benefits. In the quarter contributions by the sponsor represented on average 6.5% of the payroll of the plan participants, whilst the average employee contribution was 5.8%.

In the quarter the Company’s contributions were R$1,959.

FUNDADOR - BRASIL TELECOM AND ALTERNATIVE-BRASIL TELECOM
The regular contribution by the sponsor in the quarter was an average of 5.9% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate was 5.61%. With the Alternative-Brasil Telecom, the participants also pay an entry fee depending on the age of entering the plan.

The usual contributions of the Company in the quarter were R$137 (R$2,439 in 2002).

The technical reserve corresponding to the current value of the Company’s supplementary contribution must be amortized, due to the actuarial deficit of the plans, within the maximum established period of 20 years as from January 2002, according to Circular Nr 66/SPC/GAB/COA from the Supplementary Pensions Department dated January 25, 2002. Of the maximum period established, 18 years and three months still remain for complete settlement. The amortizing contributions in the quarter were R$58,972 (R$11,025 in 2002) and provided in the statement of income the amount of R$61,023, related to the predicted proportional expenditure for the present year, reported at the time of the last actuarial reassessment, which occurred on December 31, 2002.

Resolution CVM Nr 371/2000

A valuation of the supplementary pension schemes sponsored by the Company was made on December 31, 2001, and the actuarial deficit of Fundador and Alternative plans administered by FCRT was recognized directly under shareholders’ equity, net of the corresponding taxes, according to the mentioned resolution.

Since the fiscal year 2002, after a new actuarial valuation, the variations of actuarial liabilities have been recognized directly in the income, according to the accrual basis. On September 30, 2003, the provided actuarial liabilities were R$503,891 (R$514,467 on June 30, 2003).

(B) STOCK OPTION PLAN FOR OFFICERS AND EMPLOYEES

The Extraordinary Shareholders’ Meeting held on April 28, 2000, approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A:

This program is granted as an extension of the performance objectives of the Company established by the Board of Directors for a five-year period. Up to September 30, 2003, no stock had been granted.

Program B:

The price of exercising the option is established based on the arithmetic average of the market price of 1000 shares for the last 20 trading sessions prior to granting the option, and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the following way and within the following periods:

  33% as from January 1, 2004
  33% as from January 1, 2005
  34% as from January 1, 2006

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract. Options not exercised up to December 31, 2008 will expire without compensation.

The information related with the general plan to grant stock options is summarized below:

	Preferred stock options (thousand)	Average exercise price - R$
Balance as of 06/30/2003	599.436	11,34
Balance as of 09/30/2003	599.436	11,34

There were not purchase options of these stock options up to the end of the quarter

(C) OTHER BENEFITS TO EMPLOYEES

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and other.

7. PROVISIONS FOR CONTINGENCIES

The Company periodically performs an assessment of its contingency risks, and also reviews its lawsuits taking into consideration the legal, economic, and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal counselors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company, and of service providers.

Tax Suits

The provision for tax contingencies refers principally to matters related to tax collections due to differences in interpretation of the tax legislation by Brasil Telecom (Group) counselors and the tax authorities. Taxes to be ratified in the future by the tax authorities are subject to complete extinction of the tax liability on expiry of the limitation period.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans, and other cases.

Classification by Degree of Risk

Contingencies with a Probable Risk

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENTE COMPANY	CONSOLIDATED
Nature	09/30/03	06/30/03	09/30/03	06/30/03
Labor	347,746	343,335	347,746	343,406
Tax	7,425	7,019	9,004	7,019
Civil	53,364	52,858	54,249	52,858
Total	408,535	403,212	410,999	403,283
Current	20,821	20,859	20,892	20,930
Noncurrent	387,714	382,353	390,107	382,353

Contingencies with a Possible Risk

The position of contingencies with degrees of risk considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY AND CONSOLIDATED
Nature	09/30/03	06/30/03
Labor	584,243	572,364
Tax	508,135	453,417
Civil	328,899	318,291
Total	1,421,277	1,344,072

Contingencies with a Remote Risk

In addition to the claims mentioned, there are also contingencies considered to be of a remote risk to the amount of R$1,006,002 (R$994,405 on June 30, 2003).

Letters of guarantee

The Company has guarantee agreements with financial institutions, which relate to complementary guarantees judicial proceedings in provisional execution, in the amount of R$123,252. The greater part of these agreements, representing 84%, will expire in the next 6 months and the remainder are for an indeterminate period of time. The remuneration for these agreements varies from 0.75% p.a. to 2.00% p.a.

Judicial deposits related to contingencies and contested taxes (suspended demand) are described in Note 21.

8. SHAREHOLDERS’ EQUITY

Capital

The Company is authorized to increase its capital by means of a resolution of the Board of Directors to a total limit of 560,000,000,000 (five hundred and sixty billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of preferred shares without voting rights.

By means of a resolution of the General Shareholders' Meeting or the Board of Directors, the Company’s capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization can be effected without modifying the number of shares.

The capital is represented by common and preferred stock, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders' Meeting or the Board of Directors, preference rights can be excluded for the issue of shares, subscription bonuses or debentures convertible into shares in the cases stipulated in art. 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in the paragraphs 1 to 3 of art. 12 of the bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of Company shares, or 3% per annum calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of Company shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$3,373,097 (R$3,373,097 as of June 30, 2003) represented by shares without par value as follows:

In thousand of shares
TYPE OF SHARES	Total of Shares		Shares held in treasury		Outstanding shares
	09/30/03	06/30/03	09/30/03	06/30/03	09/30/03	06/30/03
Common	249,597,050	249,597,050	-	-	249,597,050	249,597,050
Preferred	295,569,090	295,569,090	6,331,111	5,175,011	289,237,979	290,394,079
TOTAL	545,166,140	545,166,140	6,331,111	5,175,011	538,835,029	539,991,129

	09/30/03	06/30/03
BOOK VALUE PER THOUSAND OUTSTANDING SHARES (R$)	12.94	12.76

Treasury stock

In the calculation of the book value per thousand shares, were deducted the preferred shares held in treasury. These shares held in treasury are derived from two separate events:

Company Merger

The Company is holding in its treasury preferred stock acquired in the first half of 1998 by the former Companhia Riograndense de Telecomunicações - CRT, the company that was merged by Brasil Telecom S.A. on December 28, 2000. Since the merger, the company has only placed shares in circulation to comply with judicial rulings as a result of ownership claims from the original subscribers of the merged company. The amount originally paid in this case is considered as a cost of replacement, according to the control made by the Company, considering the outgoings for the older acquisitions to the more recent.

The average acquisition cost originally represented, at CRT, an amount of R$1.24 per share. With the swap ratio of the stock as a result of the merger process, each CRT share was swapped for 48.56495196 shares of Brasil Telecom S.A., resulting in an average cost of R$0.026 for each treasury share.

The movements of treasury stock derived from the merged company were the following:

	09/30/03		06/30/03
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the quarter	1,483,911	36,733	1,483,911	36,733
Closing balance in the quarter	1,483,911	36,733	1,483,911	36,733

The retained earnings account represents the origin of the funds invested in acquiring the stock held in treasury.

Stock Repurchase Program - Relevant Facts from October 1, 2002, December 27, 2002 and August 5, 2003

On October 1, 2002 and December 27, 2002, the Company’s Board of Directors approved a proposal to repurchase preferred stock issued by the Company, for holding in treasury or cancellation or subsequent sale, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 10% limit of common and preferred shares outstanding; and (iii) the period determined for the acquisition was three months as from the defined date and disclosure of relevant facts, for the programs disclosed in 2002, and that for the program disclosed in the present quarter the period determined is 365 days, in compliance with CVM instruction 390/03.

The repurchase of preferred stock issued by the Company for holding in treasury is authorized until the limit of 18,078,192,282 shares of this type is reached, and to reach this limit the Company can acquire the quantity of 11,747,081,779 shares.

The exchange of the treasury shares originated from stock options program is presented as follows:

	09/30/03		06/30/03
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the quarter	3,691,100	40,021	3,691,100	40,021
Number of shares replaced in circulation	1,156,100	14,849	-	-
Closing balance in the quarter	4,847,200	54,870	3,691,100	40,021

Unit cost in the acquisition of shares (R$)	09/30/03	06/30/03
Average	11.32	10.84
Minimum	10.31	10.31
Maximum	13.80	11.26

The unit cost of acquisition consider the totality of stock repurchase program.

In the current year 2,866,400 thousand shares were acquired for holding in treasury at a total cost of R$33.018, and up to the date of the closing of the quarter there had been no disposal of preferred stock acquired in the repurchase programs.

Market Value of Treasury Shares

The quotation of these treasury shares, from the CRT merger and the stock options plans, by the market value, was as follows:

	09/30/03	06/30/03
Number of preferred shares in treasury (thousand of shares)	6,331,111	5,175,011
Quotation per lot of thousand shares at BOVESPA (R$)	12.99	12.85
Market value	82,241	66,499

The Company maintains the balance of treasury stock in a separate account. For presentation purposes, the value of the treasury stock is deducted from the reserves that gave rise to it, and is presented as follows:

	CAPITAL RESERVES		RETAINED EARNINGS
	09/30/03	06/30/03	09/30/03	06/30/03
Reserves (including those that originated the treasury stock)	1,579,823	1,575,979	1,839,503	1,741,042
Treasury Stock	(54,870)	(40,021)	(36,733)	(36,733)
Balance of Reserves Net of Treasury Stock	1,524,953	1,535,958	1,802,770	1,704,309

Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: Results from the difference between the amount paid on subscription, and the portion allocated to capital.

Special Goodwill Reserve arising on Merger: Represents the net value of the contra entry of the goodwill recorded in deferred charges as provided by CVM Instructions Nr 319/99 and 320/99. When the corresponding tax credits are used, the reserve is capitalized, annually, in the name of the controlling shareholder, observing the preferred rights of the other shareholders.

Reserve for Donations and Subsidies for Investments: Registered as a result of donations and subsidies received, the contra entry for which represents an asset received by the Company.

Reserve for Special Monetary Restatement as per Law 8.200/91: Registered as a result of special monetary restatement adjustments to compensate the distortions in the monetary restatement indices prior to 1991.

Other Capital Reserves: Formed by the contra entry of interest on works in progress incurred up to December 31, 1998 and the funds invested in income tax incentives.

Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: Allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital or to offset losses.

Retained Earnings

Comprises the remaining balance of net income, adjusted according to the terms of article 202 of Law 6,404/76, or by the recording of adjustments from prior years, if applicable.

Dividends and Interest on Capital

The dividends are calculated in accordance with the Company bylaws and the corporate law. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company bylaws. As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, Interest on Capital (JSCP), under the terms of article 9, paragraph 7, of Law Nr 9,249, dated December 26, 1995. The interests paid or credited will be offset against the minimum statutory dividend.

The JSCP credited to the shareholders and that will be allocated to dividends, net of income tax, as part of the proposed allocation of income for the current year that will be closed by the end of 2003, to be submitted for approval by the general shareholder’s meeting, are as follows:

	09/30/03	06/30/03
Interests on Own Capital - JSCP Credited	246,200	234,650
Common Share	112,957	106,415
Preferred Share	133,243	128,235
Withholding Tax (IRRF)	(36,930)	(35,198)
Net JSCP	209,270	199,452

9. NET OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

PARENT COMPANY	CONSOLIDATED
	09/30/03	09/30/02	09/30/03	09/30/02
Local Service	4,813,745	4,340,189	4,813,745	4,340,189
Installation fees	26,657	26,671	26,657	26,671
Basic subscription	2,118,685	1,928,975	2,118,685	1,928,975
Measured service charges	1,048,465	968,877	1,048,465	968,877
Fixed to mobile calls - VC1	1,537,014	1,327,613	1,537,014	1,327,613
Rent	1,608	4,429	1,608	4,429
Other	81,316	83,624	81,316	83,624
Long Distance Services	1,458,496	1,292,699	1,458,496	1,292,699
Inter-Sectorial Fixed	806,682	772,419	806,682	772,419
Intra-Regional Fixed (Inter-Sectorial)	266,338	250,957	266,338	250,957
Fixed to mobile calls - VC2 and VC3	385,058	268,872	385,058	268,872
International	418	451	418	451
Interconnection (Use of the Network)	619,574	564,051	619,574	564,051
Fixed-Fixed	455,859	435,541	455,859	435,541
Mobile-Fixed	163,715	128,510	163,715	128,510
Lease of Means	154,596	180,692	154,596	180,692
Public Telephone Service	279,141	254,778	279,141	254,778
Data Communications	563,122	370,287	543,637	362,922
Supplementary, Intelligent Network and Advanced Services	257,199	200,851	257,149	200,502
Other services from the main activity	15,472	-	31,526	-
Other	19,722	22,644	19,722	24,505
Gross Operating Revenue	8,181,067	7,226,191	8,177,586	7,220,338
Taxes on Gross Revenue	(2,236,595)	(1,947,172)	(2,251,213)	(1,950,384)
Other Deductions from Gross Revenue	(83,455)	(72,516)	(84,369)	(72,516)
Net Operating Revenue	5,861,017	5,206,503	5,842,004	5,197,438

10. COST OF SERVICES RENDERED

PARENT COMPANY	CONSOLIDATED
	09/30/03	09/30/02	09/30/03	09/30/02
Personnel	(86,058)	(118,053)	(87,364)	(118,391)
Materials	(60,996)	(60,329)	(61,063)	(60,329)
Third-Party Services	(429,870)	(388,937)	(435,726)	(390,154)
Interconnection	(1, 310,837)	(1,120,097)	(1,310,837)	(1,120,097)
Rent, Leasing and Insurance	(172,485)	(127,871)	(234,929)	(162,088)
Connection Facilities	(8,542)	(10,640)	(8,586)	(8,696)
Fistel	(9,198)	(8,517)	(9,198)	(8,517)
Depreciation and Amortization	(1,451,926)	(1,424,179)	(1,454,077)	(1,424,179)
Other	(3,648)	(2,555)	(3,648)	(2,554)
Total	(3,533,560)	(3,261,178)	(3,605,428)	(3,295,005)

11. SELLING EXPENSES

PARENT COMPANY	CONSOLIDATED
	09/30/03	09/30/02	09/30/03	09/30/02
Personnel	(93,901)	(79,893)	(95,070)	(80,631)
Materials	(1,357)	(1,232)	(1,393)	(1,488)
Third-party services	(256,140)	(300,515)	(259,107)	(274,700)
Rent, leasing and insurance	(105,681)	(5,730)	(3,717)	(5,812)
Provision for doubtful accounts	-	(12,782)	(75)	(12,993)
Losses on accounts receivable	(195,343)	(186,802)	(195,364)	(186,802)
Depreciation and amortization	(4,003)	(2,895)	(4,004)	(2,895)
Other	(293)	(234)	(294)	(234)
Total	(656,718)	(590,083)	(559,024)	(565,555)

12. GENERAL AND ADMINISTRATIVE EXPENSES

PARENT COMPANY	CONSOLIDATED
	09/30/03	09/30/02	09/30/03	09/30/02
Personnel	(100,224)	(110,373)	(102,775)	(111,205)
Materials	(2,610)	(2,839)	(2,647)	(2,850)
Third-Party Services	(285,350)	(246,556)	(287,678)	(248,718)
Rent, Leasing and Insurance	(49,504)	(50,244)	(49,350)	(47,581)
Depreciation and Amortization	(109,457)	(54,229)	(112,909)	(55,031)
Other	(476)	(1,155)	(655)	(1,157)
Total	(547,621)	(465,396)	(556,014)	(466,542)

13. OTHER OPERATING INCOME (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	09/30/03	09/30/02	09/30/03	09/30/02
Technical and Administrative Services	26,618	24,665	26,845	24,414
Infrastructure Lease - Other Telecom Companies	32,704	21,979	32,650	21,934
Fines	55,507	53,622	55,495	53,622
Recovered Taxes and Expenses	292	26,923	325	26,923
Write off of Revenue in the Process of Classification	14,060	20,068	14,060	20,068
Dividends Allocated	10,544	6,468	10,544	6,468
Investment Dividends Valued at Cost	-	2,108	-	2,108
Redundancy Program	-	(3,295)	-	(3,295)
Taxes (other than on Gross Revenue, Income and Social Contribution Taxes)	(21,983)	(17,734)	(22,033)	(17,734)
Donations and Sponsorships	(12,958)	(22,189)	(12,958)	(22,189)
Contingencies - Provision	(51,940)	(36,688)	(51,940)	(36,688)
Reversal of Other Provisions	1,815	9,439	1,815	9,439
Indemnity of Telephony Services	(805)	(308)	(805)	(308)
Labor Severance Payments	(4,835)	(2,120)	(4,835)	-
Court Fees	(1,193)	-	(1,193)	-
Write-Off of Amounts Recoverable & Other Credits	-	(6,727)	-	(6,727)
Amortization of Goodwill on Investment Acquisition	-	-	(6,175)	-
Other Expenses	(4,305)	(1,028)	(5,137)	(2,939)
Total	43,521	75,183	36,658	75,096

14. FINANCIAL INCOME (EXPENSES), NET

PARENT COMPANY	CONSOLIDATED
	09/30/03	09/30/02	09/30/03	09/30/02
Financial Income	217,122	149,799	223,935	150,733
Local Currency	158,279	94,854	164,846	95,788
On Rights in Foreign Currency	58,843	54,945	59,089	54,945
Financial Expenses	(1,110,646)	(867,640)	(1,116,680)	(867,747)
Local Currency	(789,359)	(467,177)	(791,240)	(467,284)
On Liabilities In Foreign Currency	(75,087)	(165,813)	(79,240)	(165,813)
Interest On Capital	(246,200)	(234,650)	(246,200)	(234,650)
Total	(893,524)	(717,841)	(892,745)	(717,014)

The Interest on Capital was reversed in the statement of income and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15. NONOPERATING INCOME (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	09/30/03	09/30/02	09/30/03	09/30/02
Amortization of Goodwill on Merger	(93,011)	(93,011)	(93,011)	(93,011)
Provision/Reversal Realizable Value and Fixed
Asset Losses	359	(14,440)	1,695	(14,440)
Gain (Loss) on Permanent Asset Disposals	(19,885)	(6,006)	(19,885)	(6,006)
Provision for Investment Losses	(614)	(1,936)	(614)	(1,936)
Other Nonoperating Revenues	3,275	9,684	3,275	9,684
Total	(109,876)	(105,709)	(108,540)	(105,709)

16. INCOME AND SOCIAL CONTRIBUTION TAXES

PARENT COMPANY	CONSOLIDATED
	09/30/03	09/30/02	09/30/03	09/30/02
Income Before Taxes and After Profit Sharing	115,296	94,059	121,972	94,059
Expense Related to Social Contrib. Tax (9%)	10,377	8,465	10,977	8,465
Permanent Additions	9,733	10,637	10,911	10,637
Permanent Exclusions	(745)	(847)	(745)	(847)
Social Contrib. Tax in Statement of Income	19,365	18,255	21,143	18,255
Income Tax Expense (10%+15%=25%)	28,824	23,515	30,493	23,515
Permanent Additions	30,636	31,541	33,886	31,541
Permanent Exclusions	(2,150)	(3,110)	(2,186)	(3,110)
Other	(1,082)	(393)	(1,082)	(393)
Corporate Income Tax Expense in Statement of Income	56,228	51,553	61,111	51,553
Income & Social Contribution Tax expense in Statement of Income	75,593	69,808	82,254	69,808

Income and social contribution taxes are provided in accrual basis. Temporary differences are deferred.

17. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Cash	43	40	48	44
Banks	104,908	25,417	109,491	33,747
Temporary Cash Investments	988,807	915,503	1,028,892	941,126
Total	1,093,758	940,960	1,138,431	974,917

Temporary cash investments represent amounts invested in portfolios managed by financial institutions, and refer to federal bonds with average yield equivalent to interbank deposit rates (DI CETIP - CDI) plus exchange variation and interest of around 2% p.a., and in the investment funds with exchange rate variation plus Libor rate per semester plus interest of 1.5% p.a..

Cash Flow Statement

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Operations
Net Income for the period	285,903	187,442	285.924	187,422
Minority participation	-	-	(6)	-
Income items that do not affect Cash Flow	2,669,362	1,756,171	2,676,607	1,758,006
Depreciation and amortization	1,565,385	1,046,591	1,570,990	1,047,133
Losses on accounts receivable from services	201,011	132,925	201,032	132,946
Provision for doubtful accounts	(5,668)	(3,211)	(5,593)	(3,146)
Provision for contingencies	51,940	32,332	51,940	32,332
Deferred taxes	72,316	118,679	76,183	117,621
Amortization of premium paid on the acquisition of investments	93,011	62,007	99,186	62,007
Income from writing off permanent assets	19,357	16,808	18,023	16,808
Financial charges	658,614	346,076	658,686	346,076
Equity gain (loss)	13,396	3,964	-	-
Other expenses/income	-	-	6,160	6,229
Changes in Assets and Liabilities	(743,780)	(626,929)	(695,964)	(492,949)
Cash Flow from Operations	2,211,485	1,316,684	2,266,561	1,452,499

Financing
Dividends/interest on equity paid during the period	(265,156)	(263,966)	(265,156)	(263,966)
Loans and financing	(923,023)	(557,187)	(923,097)	(557,187)
Loans obtained	83,716	23,683	83,716	23,683
Loans paid	(398,966)	(254,021)	(398,966)	(254,021)
Interest paid	(607,773)	(326,849)	(607,847)	(326,849)
Variation in shareholders’ equity	(33,018)	(18,169)	(33,018)	(18,169)
Stock repurchase	(185)	-	(3,943)	(3)
Cash Flow from Financing	(1,221,382)	(839,322)	(1,225,214)	(839,325)

Investments
Short-term financial investments	(1,083)	(330)	4,952	4,939
Providers of investments	(57,549)	(107,095)	(43,140)	(107,154)
Income obtained from the sale of permanent assets	16,896	12,860	16,896	12,860
Investments in permanent assets	(1,244,102)	(800,132)	(1,300,522)	(967,804)
Other cash flow from investments	12,061	(19,137)	(4,001)	(3,997)
Cash Flow from Investments	(1,273,777)	(913,834)	(1,325,815)	(1,061,156)

Cash Flow for the Period	(283,674)	(436,472)	(284,468)	(447,982)

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Cash and Cash Equivalents
Closing balance	1,093,758	940,960	1.138.431	974,917
Opening balance	1,377,432	1,377,432	1.422.899	1,422,899
Variation in Cash and Cash Equivalents	(283,674)	(436,472)	(284.468)	(447,982)

18. TRADE ACCOUNTS RECEIVABLE

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Unbilled Amounts	1,370,951	663,162	1,375,576	662,475
Billed Amounts	764,593	1,363,821	763,887	1,370,503
Allowance for Doubtful Accounts	(148,025)	(150,482)	(148,197)	(150,655)
Total	1,987,519	1,876,501	1,991,266	1,882,323
Current	1,368,768	1,249,255	1,369,187	1,252,293
Past Due - 01 to 30 Days	274,483	292,224	275,836	293,288
Past Due - 31 to 60 Days	154,476	122,092	155,716	123,032
Past Due - 61 to 90 Days	49,932	67,299	50,460	67,989
Past Due - 91 to 120 Days	57,058	84,715	57,386	84,885
Past Due - Over 120 Days	230,827	211,398	230,878	211,491

19. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Loans and Financing	9,475	8,409	9,943	8,409
Total	9,475	8,409	9,943	8,409
Current	2,732	1,949	1,967	1,949
Noncurrent	6,743	6,460	7,976	6,460

The loans and financing credits refer mainly to funds advanced by the producer of telephone directories and against the sale of fixed assets to other telephone companies. The income is linked to the variation in the IGP-DI and the IPA-OG/Industrial Products of Column 27 by Fundação Getúlio Vargas - FGV, respectively. A loan granted by iBest S.A., the yield of which is indexed to the IGP-M, plus 12 % p.a., is included in the consolidated financial statements.

20. DEFERRED AND RECOVERABLE TAXES

Deferred income related to income and social contribution taxes

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Social Contribution Tax
Deferred Social Contribution Tax on:
Negative calculation base	-	8,410	476	9,134
Provision for contingencies	36,768	36,289	36,768	36,289
Allowance for doubtful accounts	13,322	13,543	13,336	13,556
Provision for employee profit sharing	2,761	1,513	2,789	1,524
Goodwill on CRT acquisition	36,919	41,179	36,919	41,179
Provision for pension plan actuarial insufficiency coverage – FCTR	45,350	46,302	45,350	46,302
Other provisions	3,961	4,037	3,961	4,037
SUBTOTAL	139,081	151,273	139,599	152,021

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Income Tax
Deferred Income Tax on:
Tax loss carryforwards	-	15,150	1,324	17,158
Provision for contingencies	102,134	100,803	102,134	100,803
Allowance for doubtful accounts	37,006	37,621	37,044	37,656
Provision for employee profit sharing	6,461	3,704	6,538	3,735
ICMS - 69/98 Agreement	36,245	33,447	36,245	33,447
Goodwill on CRT acquisition	102,552	114,385	102,552	114,385
Provision for pension plan actuarial insufficiency coverage	125,973	128,617	125,973	128,617
Provision for COFINS/CPMF suspended collection	14,075	13,464	14,075	13,464
Other provisions	10,705	11,828	10,705	15,062
SUBTOTAL	435,151	459,019	436,590	464,327
TOTAL	574,232	610,292	576,189	616,348
CURRENT	157,165	186,975	157,492	190,612
NONCURRENT	417,067	423,317	418,697	425,736

The periods during, which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized, are shown below, which are derived from temporary differences between book income according on the accrual basis and taxable income. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction Nr 371/02, being a technical study annually, when the closing of the fiscal year, submitted to approval of the Management, Board of Directors as well as fiscal council.

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
2003	39,681	95,216	40,679	99,051
2004	147,346	134,087	148,306	135,230
2005	110,562	111,448	110,562	112,526
2006	36,480	41,443	36,480	41,443
2007	36,480	37,977	36,480	37,977
2008 - 2010	100,420	86,115	100,420	86,115
2011 - 2012	18,775	18,910	18,775	18,910
After 2012	84,488	85,096	84,487	85,096
Total	574,232	610,292	576,189	616,348

The recoverable amount foreseen after the year 2012 is result of a provision to cover an actuarial insufficiency of FCRT, the liability for which is being settled financially according to the maximum period established by the Supplementary Pensions Department (SPC), which is 18 years and 3 months. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Company will be able to recover the amount by offsetting by the year 2007, if it decides to fully anticipate settlement of the debt.

Other Tax Recoverable

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Income Tax	42,429	34,071	44,041	35,391
Social Contribution Tax	915	573	1,133	792
ICMS (State Vat)	327,472	333,048	327,802	333,252
Other	15,462	2,753	17,246	2,873
Total	386,278	370,445	390,222	372,308
Current	192,852	172,790	196,773	174,651
Noncurrent	193,426	197,655	193,449	197,657

21. JUDICIAL DEPOSITS

Balances of judicial deposits related with contingencies and contested taxes (suspended demand):

PARENT COMPANY AND CONSOLIDATED
Nature of Related Liabilities	09/30/03	06/30/03
Labor	272,415	176,159
Civil	20,728	11,700
Tax
Challenged Taxes - ICMS 69/98 Agreement	144,183	132,804
Other	57,096	55,897
Total	494,422	376,560
Current	33,957	24,671
Noncurrent	460,465	351,889

22. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Receivables from Other Telecom Companies	95,462	52,473	95,462	52,473
Advances to Suppliers	29,876	22,017	32,037	22,036
Contractual Guarantees and Retentions	15,787	15,787	72,525	70,709
Advances to Employees	27,133	30,653	27,694	30,813
Receivables from Sale of Assets	6,714	7,664	6,714	7,664
Prepaid Expenses	56,200	70,483	58,996	125,755
Assets for Sale	2,374	2,354	2,374	2,354
Tax Incentives	18,315	14,473	18,315	14,473
Compulsory Deposits	1,750	1,750	1,750	1,750
Other	24,518	10,332	20,208	13,592
Total	278,129	227,986	336,075	341,619
Current	158,897	161,112	160,705	167,065
Noncurrent	119,232	66,874	175,370	174,554

23. INVESTIMENTS

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Investment Valued Using the Equity Method	340,183	199,938	-	-
Goodwill on Acquisition of Investments	-	-	117,325	123,943
Investments Valued Using the Acquisition Cost	136,614	136,610	136,614	137,696
Tax Incentives (Net of Allowance for Losses)	26,361	26,380	26,361	26,380
Other Investments	350	350	350	598
Total	503,508	363,278	280,650	288,617

Investments valued using the equity method: Comprise the Company’s ownership interest in its subsidiaries BrT Serviços de Internet S.A. and Brasil Telecom Celular S.A., the principal data of which are as follows:

	BrTI	BrT Celular
Shareholders’ Equity	304,162	36,021
Capital	319,059	36,021
Book Value per Share (R$)	953,31	1,000.00
Loss for the Period	(13,396)	-
Number of Shares held by Company
Common Shares	319,059	36,021
Ownership % in Subsidiary’s Capital
In Total Capital	100%	100%
In Voting Capital	100%	100%
Equity Pickup Loss until the Quarter	(13,396)	-

Investments valued using the Acquisition Cost: Correspond to minority interests, highlighting the interest in MHT amounting to R$61,463 (R$61,463 as of June 30, 2003) invested on February 17, 2003, and in VANT amounting to R$36,018 (R$36,018 on June 30, 2003). The interests obtained by converting shares or capital quotas of the tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law are also included. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Tax incentives: Arise from investments in FINOR/FINAM and audiovisual funds, originated in the investment of allowable portions of income tax due.

Other investments: Are related to collected cultural assets.

24. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
	09/30/03				06/30/03
NATURE OF PROPERTY, PLANT AND EQUIPMENT	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Work in Progress	-	530,779	-	530,779	625,138
Public Switching Equipment	20%	5,612,222	(4,585,394)	1,026,828	1,128,189
Equipment and Transmission Means	5% a 20%	11,376,782	(7,312,671)	4,064,111	4,123,102
Terminators	20%	468,766	(383,520)	85,246	93,327
Data Communication Equipment	20%	937,923	(311,348)	626,575	580,295
Buildings	4%	920,573	(482,517)	438,056	440,570
Infrastructure	4% a 20%	3,375,553	(1,574,727)	1,800,826	1,806,570
Assets for General Use	5% a 20%	643,765	(393,697)	250,068	242,857
Land	-	82,201	-	82,201	82,666
Other Assets	5% a 20%	475,747	(212,974)	262,773	255,657
Total		24,424,311	(15,256,848)	9,167,463	9,378,371

According to the STFC concession contracts, the Company assets that are indispensable to providing the service, and qualified as “reversible assets” at the time of expiry of the concession will automatically revert to ANATEL, the Company being entitled to the right to the compensation stipulated in the legislation and the corresponding contracts.

CONSOLIDATED
	09/30/03				06/30/03
NATURE OF PROPERTY, PLANT AND EQUIPMENT	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Work in Progress	-	553,411	-	533,411	639,836
Public Switching Equipment	20%	5,612,222	(4,585,394)	1,026,828	1,128,189
Equipment and Transmission Means	5% a 20%	11,560,812	(7,316,289)	4,244,523	4,237,469
Terminators	20%	468,778	(383,524)	85,254	93,335
Data Communication Equipment	20%	937,923	(311,347)	626,576	580,295
Buildings	4%	920,573	(482,517)	438,056	440,570
Infrastructure	4% a 20%	3,376,396	(1,574,859)	1,801,537	1,806,570
Assets for General Use	5% a 20%	644,936	(393,836)	251,100	245,036
Land	-	84,231	-	84,231	84,696
Other Assets	5% a 20%	697,510	(216,144)	481,366	473,646
Total		24,856,792	(15,263,910)	9,592,882	9,729,642

Rent Expenses

The Company rents properties, posts, access through third-party land areas (roads), equipment, and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts in the quarter amount to R$137,993 (R$120,227 in 2002) and R$138,356 (R$116,707 in 2002) for the consolidated.

Leasing

The Company has lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used in consortium with other companies, where the participation of the Company is 54.4%. Leasing expenses recorded in the quarter amounted to R$31,560 (R$34,420 in 2002).

Insurance

An insurance policy program is maintained for covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses in the quarter were R$6,954 (R$5,602 in 2002) and R$7,050 (R$5,602 in 2002) related to consolidated financial statements.

The assets, responsibilities, and interests covered by insurance are the following:

Type	Cover	Amount insured
		09/30/03	06/30/03
Operating risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	9,864,200	9,788,163
Loss of profit	Fixed expenses and net income	6,701,829	7,026,154
Performance bonds	Compliance with contractual obligations	165,490	114,281

Insurance policies are also in force for third party liability and officers’ liability, the amount insured being the equivalent of US$10,000,000,00 (ten million US dollars).

There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

25. DEFERRED CHARGES

PARENT COMPANY
	09/30/03			06/30/03
	Cost	Accumulated Amortization	Net book Value	Net book Value
Goodwill on CRT Merger	620,073	(351,374)	268,699	299,702
Installation and Reorganization Costs	58,733	(7,439)	51,294	56,367
Data Processing Systems	322,391	(64,430)	257,961	255,868
Other	14,012	(5,329)	8,683	8,966
Total	1,015,209	(428,572)	586,637	620,903

The goodwill arose from the merger of CRT and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment. As established in CVM Instruction 319/99, the amortization of the premium does not affect the calculation base of the dividend to be distributed by the Company.

CONSOLIDATED
	09/30/03			06/30/03
	Cost	Accumulated Amortization	Net book Value	Net book Value
Goodwill on CRT Merger	620,073	(351,374)	268,699	299,702
Installation and Reorganization Costs	101,497	(10,031)	91,466	81,191
Data Processing Systems	323,087	(64,459)	258,628	256,037
Other	14,012	(5,329)	8,683	8,966
Total	1,058,669	(431,193)	627,476	645,896

26. PAYROLL AND RELATED CHARGES

	PARENT COMPANY		CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Salaries and Compensation	129	306	268	615
Payroll Charges	72,387	62,730	74,535	64,174
Benefits	4,391	2,718	4,446	2,769
Other	6,502	8,738	6,534	8,756
Total	83,409	74,492	85,783	76,314
Current	73,754	61,189	76,112	62,997
Noncurrent	9,655	13,303	9,671	13,317

The amounts allocated to long-term refer to the social contributions on FGTS, introduced by Complementary Law Nr 110/01, the demand of which is currently suspended as result of obtaining an injunction. However, the additional contributions payable on the payroll and severance payments have been provisioned until a final ruling is made.

27. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	PARENT COMPANY		CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Trade Accounts Payable	887,600	827,021	898,924	821,728
Third-Party Consignments	44,467	38,554	44,779	39,083
Total	932,067	865,575	943,703	860,811
Current	927,128	860,559	938,764	855,795
Noncurrent	4,939	5,016	4,939	5,016

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

28. INDIRECT TAXES

	PARENT COMPANY		CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
ICMS (State Vat)	830,786	727,610	833,611	729,770
Taxes on Operating Revenues (COFINS/PIS)	97,709	75,817	98,947	78,479
Other	14,798	13,932	17,106	14,836
Total	943,293	817,359	949,664	823,085
Current	440,794	379,837	446,443	383,701
Noncurrent	502,499	437,522	503,221	439,384

The long-term portion refers to ICMS (State VAT) on the 69/98 Agreement, which is being challenged in court, and is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

29. TAXES ON INCOME

	PARENT COMPANY		CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Social Contribution Tax
Law Nr 8,200/91 - Special Monetary Restatement	4,020	4,161	4,020	4,161
Other Deferred Amounts	5,540	-	6,061	459
Subtotal	9,560	4,161	10,081	4,620
Income Tax
Law 8,200/91 - Special Monetary Restatement	11,167	11,557	11,167	11,557
Suspended Liabilities	16,015	15,271	16,015	15,271
Other Deferred Amounts	30,726	-	32,077	1,402
Subtotal	57,908	26,828	59,259	28,230
Total	67,468	30,989	69,340	32,850
Current	35,268	3,727	36,626	5,588
Noncurrent	32,200	27,262	32,714	27,262

30. DIVIDENDS, INTEREST ON CAPITAL AND EMPLOYEE PROFIT SHARING

	PARENT COMPANY		CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Majority Shareholders	138,062	138,062	138,062	138,062
Minority Shareholders	109,594	110,784	109,594	110,784
Total Shareholders	247,656	248,846	247,656	248,846
Employee Profit Sharing	34,986	21,065	35,471	21,197
Total	282,642	269,911	283,127	270,043

31. LOANS AND FINANCING (INCLUDING DEBENTURES)

PARENT COMPANY AND CONSOLIDATED
	09/30/03	06/30/03
Loans	90,066	92,696
Financing	4,331,674	4,397,558
Accrued Interest and Other on Loans	254	667
Accrued Interest and Other on Financing	376,120	366,312
Total	4,798,114	4,857,233
Current	1,673,392	1,239,103
Noncurrent	3,124,722	3,618,130

Financing

	09/30/03	06/30/03
BNDES	2,074,275	2,154,119
Financial Institutions	294,929	246,889
Suppliers	4,807	4,623
Public Debentures	985,091	927,992
Private Debentures	1,348,692	1,430,247
Total	4,707,794	4,763,870
Current	1,664,560	1,230,009
Noncurrent	3,043,234	3,533,861

Financing denominated in local currency: Bear interest based on TJLP (Long-term interest rates) plus 3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 100% and 109% of CDI and General Market Price Index (IGP-M) plus 12% p.a. and fixed rate of 12% p.a., resulting in an average rate of 18.7% p.a..

Financing denominated in foreign currency: Bear fixed interest rates of 1.75% and variable interest rates of LIBOR plus 0.5% to 4.0% p.a., resulting in an average rate of 2.79% p.a.. The LIBOR rate on September 30, 2003 for semiannual payments was 1,18% p.a..

Private Debentures: 1,300 private debentures that are non-convertible and cannot be swapped for stock of any kind were issued on January 27, 2001 at a unit price of R$1,000, bearing interest rates of 100% of the CDI, and were fully subscribed by the Parent Company. These debentures mature on July 27, 2004, July 27, 2005 and July 27, 2006, corresponding to 30%, 30%, and 40% of the face value, respectively.

Public Debentures:

First public issue: 50,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on May 1, 2002. The maturity period is two years, coming to due on May 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on November 1 and May 1, as from the date of initial distribution to the maturity of the debentures.

Second Public Issue: 40,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$400,000, issued on December 1, 2002. The maturity period is two years, coming to due on December 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on June 1 and December 1, as from the date of initial distribution to the maturity of the debentures.

Loans

	09/30/03	06/30/03
Intercompany Loans with Parent Company	90,320	93,363
Total	90,320	93,363
Current	8,832	9,094
Noncurrent	81,488	84,269

The foreign currency loans are restated according to the exchange variation and interest of 1.75% per annum.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

	09/30/03	06/30/03
2004	539,115	1,060,241
2005	933,126	922,789
2006	1,044,388	1,037,031
2007	511,750	504,849
2008	21,654	21,652
2009	20,805	20,811
2010 and after	53,884	50,757
Total	3,124,722	3,618,130

Currency/index debt composition

Restated by	09/30/03	06/30/03
TJLP (Long-Term Interest Rate)	1,849,238	1,924,684
UMBNDES (BNDES Basket of Currencies)	225,037	229,435
Hedge in UMBNDES	46,335	50,184
CDI	2,393,826	2,358,240
US Dollars	241,805	254,149
Hedge in Dollars	(821)	(3,428)
IGP-M	22,254	23,530
Other	20,440	20,439
Total	4,798,114	4,857,233

Guarantees

The loans and financing contracted are guaranteed by collateral of credit rights derived from the provision of telephone services and the Parent Company’s guarantee.

The Company has hedge contracts on 51.8% of its dollar-denominated loans and financing with third parties and 78.7% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debt restatement factors. The gains and losses on these contracts are recognized on the accrual basis.

32. LICENSES TO EXPLOIT SERVICES

The wholly-owned subsidiary Brasil Telecom Celular S.A. signed three Mobile Personal Service Licenses with ANATEL in December, 2002. These licenses, which guarantee the operation of SMP over the next 15 years in the same operating area where the Company has the fixed telephone concession, amounting R$191,495, of which 10% was paid up on signing the contract. The balance of R$172,345, corresponding to the remaining 90%, was fully recognized in the liabilities of the subsidiary, and is payable in six equal and successive annual installments coming to due between 2005 and 2010. The variation of the IGP-DI plus 1% per month is payable on the outstanding balance. On the balance sheet date the restated liability was R$202,603 (R$197,244 on June 30, 2003).

33. PROVISIONS FOR PENSION PLANS

The Company recognized a provision for the actuarial deficit of FCRT Foundation in accordance with CVM Resolution Nr 371/00 as shown in Note 6.

PARENT COMPANY AND CONSOLIDATED
	09/30/03	06/30/03
Provision for Pension Plans	503,891	514,467
Total	503,891	514,467
Current	39,953	64,090
Noncurrent	463,938	450,377

34. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	09/30/03	06/30/03	09/30/03	06/30/03
Self-Financing Funds - Rio Grande do Sul Branch	26,111	28,654	26,111	28,654
Self-Financing Installment Reimbursement - PCT	9,168	10,603	9,168	10,603
Liabilities With Other Telecom Companies	10,458	8,762	10,458	8,762
Liabilities for Acquisition of Tax Credits	20,897	20,897	20,897	20,897
Bank Transfer and Duplicate Receipts in Process	9,176	10,119	9,176	10,119
CPMF - Suspended Collection	22,401	21,765	22,401	21,765
Social Security Contribution - Installment Payment	4,229	4,229	4,229	4,229
Liabilities for Acquisition of Investment and Fixed Assets	-	-	59,377	170,741
Prepayments	836	754	836	754
Other Taxes Payable	104	130	104	130
Other	7,597	2,257	18,368	5,514
Total	110,977	108,170	181,125	282,168
Current	85,436	82,056	96,831	200,113
Noncurrent	25,541	26,114	84,294	82,055

Self-financing Funds - Rio Grande do Sul branch

Refer to financial participation credits for acquisition of right to use the switched fixed telephone service, still under the now extinguished self-financing plan, paid by prospective subscribers. Since the shareholders of the Company fully subscribed the capital increase made to reimburse in shares the financial participation credits, there were no surplus shares available for subscribers. Part of these subscribers do not accept the Company’s Public Offer to return these credits in cash, as established by article 171, paragraph 2, of Law 6,404/76, and they are awaiting the decision of the lawsuit in progress, filed by the Office of the Solicitor General (Ministério Público) and others who want the reimbursement to be made through shares.

Self-Financing Installment Reimbursement - PCT

Refers to the payment, either in cash or as offset installments in invoices for services, to prospective subscribers of the Community Telephony Plan - PCT, to compensate the original obligation of repayment in shares. In these cases settlements were agreed or there are judicial rulings.

35. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$7,975 (R$8,159 in June 30, 2003) is derived from plans sold prior to the issue of the administrative rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephone Plant - PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

36. RECONCILIATION OF THE NET INCOME PERTAINING TO THE PARENT COMPANY AND TO CONSOLIDATED

NET INCOME
09/30/03
PARENT COMPANY	285,903
Entries made directly in the shareholders’ equity of subsidiaries
Regularization of adjustments of prior years	21
CONSOLIDATED	285,924

37. COMMITMENTS

Acquisition of Stock Interest in MTH do Brasil Ltda., parent company of MetroRED Brasil

On February 17, 2003, the Company signed two contracts with MetroRED Telecommunications Group Ltd., which were (i) a Contract for the Purchase and Sale of Quotas, to acquire 19.9% of the capital of MTH do Brasil Ltda. (MTH), a company holding 99.99% of the capital of MetroRED Telecomunicações Ltda. (MetroRED Brasil); and (ii) an Option Contract, to acquire 80.1% of the capital of MTH. This option may only be exercised after certification by the National Telecommunications Agency - ANATEL, of full compliance with the universal service and expansion targets stipulated in the Concession Contract for December 31, 2003.

The amounts attributed to each contract are equivalent to US$16,999,900.00 (sixteen million nine hundred ninety-nine thousand nine hundred U.S. dollars) and US$100.00 (one hundred U.S. dollars), respectively, which were paid on February 18, 2003, both corresponding in local currency to the amount of R$61,463.

In the future, in a second and last stage, when the option is exercised the purchase 80.1% of the quotas representing the capital of MTH, the Company will have paid an amount equivalent to US$51,000,000.00 (fifty-one million U.S. dollars), concluding the process of acquiring the entire capital of the company.

MetroRED Brasil is a provider of private telecommunications network services through fiber-optic digital networks, and has 331 km of local networks in São Paulo, Rio de Janeiro and Belo Horizonte together with 1,486 km of long distance network connecting these three largest metropolitan commercial centers. It also owns an Internet Solutions Center with an area of 3,500 m2 in São Paulo, which offers co-location, hosting, and added-value services.

The acquisition of 19.9% of MTH does not include the control of MetroRED, neither does it signify the direct or indirect provision by the Company of other telecommunications services in addition to those currently provided in Region II of the General Concessions Plan.

Renovation of the Concession Agreements of STFC

The Company presented to ANATEL its declaration of express, unequivocal interest in the renewal of the periods of the concessions of STFC of which it is the titleholder, for a further contractual period of 20 (twenty) years, as from January 1, 2006, and is awaiting the signing of the legal documents concerning the contractual terms for renewal.

Authorization for raising finance

In a meeting of the Board of Directors of the Company, held on August 5, 2003, among the matters considered, the following matters were approved, which could represent the assumption of future commitments: (i) Proposal for the contracting of financing and/or issue of securities, observing the market conditions on the occasion of each operation and within the defined parameters, observing the conditions stated in the document entitled “Proposal for Raising Finance for Operations in the Period 2003 to 2008”; and (ii) a Proposal for providing real, fide-jussio guarantees or any other guarantee by the Company that may be necessary for financing that it may contract for the execution of the Business Plan, through opening of fixed credit in favor of companies in which Brasil Telecom S.A. holds interests, in compliance with the guidelines entitled “Proposal for the Providing of Guarantees between Brasil Telecom Participações S.A. and Brasil Telecom S.A. and of the latter for the companies in which it holds interests - Period 2003 to 2008”.

In relation to the proposal for the contracting of financing and/or of securities mentioned above, Brasil Telecom Participações S.A., the parent company, approved in the meeting of the Board of Directors, held on August 5, 2003, the proposal for opening of fixed credit under market conditions up to the amount needed to guarantee financing of up to R$ 1,776 billion to be contracted by the Company and/or companies in which BTP directly or indirectly holds interests, for the execution of the Business Plan.

The aforementioned decisions were published in press releases by the Company and Brasil Telecom Participações S.A. on August 6, 2003.

38. SUBSEQUENT EVENT

Brasil Telecom Participações S.A., the controlling company of the Company, disclosed by means of a public notice on October 31, 2003, the public offer of exchange of outstanding common shares issued by the Company for preferred shares issued and held by the Company. The Controlling Company is prepared to acquire the total quantity of the cited outstanding common shares, in the quantity of 7,394,433,765 (seven billion, three hundred and ninety-four million, four hundred and thirty-three thousand, seven hundred and sixty-five) shares, representing 1.35% of the total capital and 2.96% of the voting capital of the Company. The exchange ratio is 1 (one) common share issued by the Company for 1 (one) preferred share issued by the Company and held by the Controlling Company. The offer of exchange may occur up to the 30th (thirtieth) day after the date of publication of the public notice. The full text of the Public Notice of the Public Offer of Exchange of Common Shares for Preferred Shares Issued by Brasil Telecom S.A., made by Brasil Telecom Participações S.A. can be accessed at the following internet address: www.brasiltelecom.com.br.

05.01 - COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Company Performance in the Quarter

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2003	4 - 06/30/2003
1	Total Assets	15,475,062	15,274,721
1.01	Current Assets	3,691,644	3,426,122
1.01.01	Cash and Cash Equivalents	1,138,431	974,917
1.01.02	Credits	1,991,266	1,882,323
1.01.02.01	Accounts Receivable from Services	1,991,266	1,882,323
1.01.03	Inventories	11,053	9,934
1.01.04	Other	550,894	558,948
1.01.04.01	Loans and Financing	1,967	1,949
1.01.04.02	Deferred and Recoverable Taxes	354,265	365,263
1.01.04.03	Judicial Deposits	33,957	24,671
1.01.04.04	Other Assets	160,705	167,065
1.02	Noncurrent Assets	1,282,410	1,184,444
1.02.01	Other Credits	-	-
1.02.02	Intercompany Receivables	6,671	6,315
1.02.02.01	From Associated Companies	6,671	6,315
1.02.02.02	From Subsidiaries	-	-
1.02.02.03	From Other Related Parties	-	-
1.02.03	Other	1,275,739	1,178,129
1.02.03.01	Loans and Financing	7,976	6,460
1.02.03.02	Deferred and Recoverable Taxes	612,146	623,393
1.02.03.03	Judicial Deposits	460,465	351,889
1.02.03.04	Inventories	19,782	21,833
1.02.03.05	Other Assets	175,370	174,554
1.03	Permanent Assets	10,501,008	10,664,155
1.03.01	Investments	280,650	288,617
1.03.01.01	Associated Companies	97,485	97,481
1.03.01.02	Subsidiaries	-	-
1.03.01.03	Other Investments	183,165	191,136
1.03.02	Property, Plant and Equipment	9,592,882	9,729,642
1.03.03	Deferred Charges	627,476	645,896

06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2003	4 - 06/30/2003
2	Total Liabilities	15,475,062	15,274,721
2.01	Current Liabilities	3,612,140	3,102,360
2.01.01	Loans and Financing	649,609	580,863
2.01.02	Debentures	1,023,783	658,240
2.01.03	Suppliers	893,985	816,712
2.01.04	Taxes, Duties and Contributions	483,069	389,289
2.01.04.01	Indirect Taxes	446,443	383,701
2.01.04.02	Taxes on Income	36,626	5,588
2.01.05	Dividends Payable	247,656	248,846
2.01.06	Provisions	60,845	85,020
2.01.06.01	Provision for Contingencies	20,892	20,930
2.01.06.02	Provision for Pension Plan	39,953	64,090
2.01.07	Related Party Debts	-	-
2.01.08	Other	253,193	323,390
2.01.08.01	Payroll and Social Charges	76,112	62,997
2.01.08.02	Consignments in Favor of Third Parties	44,779	39,083
2.01.08.03	Employee Profit Sharing	35,471	21,197
2.01.08.04	Other Liabilities	96,831	200,113
2.02	Long-Term Liabilities	4,824,184	5,223,297
2.02.01	Loans and Financing	1,814,722	1,918,130
2.02.02	Debentures	1,370,000	1,700,000
2.02.03	Provisions	854,045	832,730
2.02.03.01	Provision for Contingencies	390,107	382,353
2.02.03.02	Provision for Pension Plan	463,938	450,377
2.02.04	Related Party Debts	-	-
2.02.05	Other	845,417	772,437
2.02.05.01	Payroll and Social Charges	9,671	13,317
2.02.05.02	Suppliers	4,939	5,016
2.02.05.03	Indirect Taxes	503,221	439,384
2.02.05.04	Taxes on Income	32,714	27,262
2.02.05.05	License for Operating Telecoms Services	202,603	197,244
2.02.05.06	Other Liabilities	84,294	82,055
2.02.05.07	Fund for Capitalization	7,975	8,159
2.03	Deferred Income	64,661	62,427
2.04	Minority Interests	13	29
2.05	Shareholders’ Equity	6,974,064	6,886,608
2.05.01	Capital	3,373,097	3,373,097
2.05.02	Capital Reserves	1,524,953	1,535,958
2.05.03	Revaluation Reserves	-	-
2.05.03.01	Company Assets	-	-
2.05.03.02	Subsidiaries/Associated Companies	-	-
2.05.04	Profit Reserves	273,244	273,244
2.05.04.01	Legal	273,244	273,244
2.05.04.02	Statutory	-	-
2.05.04.03	Contingencies	-	-
2.05.04.04	Realizable Profits Reserves	-	-
2.05.04.05	Profit Retention	-	-
2.05.04.06	Special Reserve for Undistributed Dividends	-	-
2.05.04.07	Other Profit Reserves	-	-
2.05.05	Retained Earnings	1,802,770	1,704,309

07.01 - QUARTERLY STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - AMOUNT FOR CURRENT QUARTER 07/01/2003 TO 09/30/2003	4 - AMOUNT FOR CURRENT PERIOD 01/01/2003 TO 09/30/2003	5 - AMOUNT FOR EQUIVALENT QUARTER OF PRIOR YEAR 07/01/2002 TO 09/30/2002	6 - AMOUNT FOR EQUIVALENT PERIOD OF YEAR 01/01/2002 TO 09/30/2002
3.01	Gross Revenue from Sales and Services	2,877,142	8,177,586	2,540,949	7,220,338
3.02	Deductions from Gross Revenue	(823,709)	(2,335,582)	(719,992)	(2,022,900)
3.03	Net Revenue from Sales and Services	2,053,433	5,842,004	1,820,957	5,197,438
3.04	Cost of Sales	(1,220,573)	(3,605,428)	(1,137,316)	(3,295,005)
3.05	Gross Profit	832,860	2,236,576	683,641	1,902,433
3.06	Operating Expenses	(611,396)	(1,971,125)	(642,408)	(1,674,015)
3.06.01	Selling Expenses	(200,108)	(559,024)	(200,171)	(565,555)
3.06.02	General and Administrative Expenses	(201,237)	(556,014)	(146,945)	(466,542)
3.06.03	Financial	(211,703)	(892,745)	(312,684)	(717,014)
3.06.03.01	Financial Income	48,919	223,935	68,000	150,733
3.06.03.02	Financial Expenses	(260,622)	(1,116,680)	(380,684)	(867,747)
3.06.04	Other Operating Income	48,058	176,125	56,456	190,204
3.06.05	Other Operating Expenses	(46,406)	(139,467)	(39,064)	(115,108)
3.06.06	Equity Gain (Loss)	-	-	-	-
3.07	Operating Income (Loss)	221,464	265,451	41,233	228,418
3.08	Nonoperating Income (expenses)	(30,164)	(108,540)	(31,218)	(105,709)
3.08.01	Revenues	11,397	37,695	(83,086)	30,791
3.08.02	Expenses	(41,561)	(146,235)	51,868	(136,500)
3.09	Income (Loss) Before Taxes and Minority Interests	191,300	156,911	10,015	122,709
3.10	Provision for Income Tax and social Contribution	(78,828)	(82,254)	(11,667)	(69,808)
3.11	Deferred Income Tax	-	-	-	-
3.12	Interest/Statutory Contributions	(13,996)	(34,939)	(8,734)	(28,650)
3.12.01	Interests	(13,996)	(34,939)	(8,734)	(28,650)
3.12.02	Contributions	-	-	-	-
3.13	Reversal of Interest on Equity	-	246,200	114,594	234,650
3.14	Minority Interests	6	6	-	-
3.15	Income (Loss) for the Period	98,482	285,924	104,208	258,901
	Number of Shares Outstanding (Thousand)	538,835,029	538,835,029	537,272,350	537,272,350
	Earnings per Share (Reais)	0.00018	0.00053	0.00019	0.00048
	Loss per Share (Reais)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT - 3rd QUARTER 2003

The performance report presents the consolidated figures of Brasil Telecom S.A. and its subsidiaries, as mentioned in Note 1 in these quarterly information.

Operating performance

Plant

OPERATING DATA	3Q03	2Q03	3Q03/2Q03%

Lines Installed (Thousand)	10,678	10,656	0.2
Additional Lines Installed (Thousand)	22	48	(55.0)

Lines in Service - LES (Thousand)	9,809	9,741	0.7
- Residential	7,168	7,107	0.9
- Non-residential	1,567	1,565	0.1
- Public Telephones - TUP (Thousand)	297	297	-
- Prepaid	232	218	6.3
- Other (including PBX)	544	554	(1.7)
Additional Lines in Service (Thousand)	68	146	(53.3)

Average Lines in Service - LIS (Thousand)	9,775	9,668	1.1

LIS/100 Inhabitants	23.5	23.5	(0.1)
TUP/1,000 Inhabitants	7.1	7.2	(0.8)
TUP/100 Lines Installed	2.78	2.79	(0.3)

Utilization Rate (in Service/Installed)	91.9%	91.4%	0.5p.p.

Digitalization Rate	99.0%	99.0%	0.0p.p.

ADSL Lines in Service (Thousand)	239.4	194.8	22.9

Lines Installed	Due to the installation of 22 thousand lines throughout 3Q03, the installed plant of Brasil Telecom totaled 10.7 million terminals.

Lines in Service	The plant in service reached 9.8 million lines, as a result of the net addition of 68 thousand lines. Of the net addition during the period, 89.7% represented lines activated by residential clients.

Utilization rate	The utilization rate reached 91.9% in 3Q03, against 91.4% in 2Q03, as a result of a 0.2% growth in the installed plant combined with the increase of 0.7% in the plant in service.

ADSL

The plant of ADSL in service achieved 239.4 thousand accesses in 3Q03, meaning a growth of 120.9% compared to 3Q02.

The addition of 44.6 thousand ADSL accesses in the period is due to a combination of the following strategies:

  The implementation of an analysis which enabled a more accurate identification of prospective clients, allowing the direct communication and marketing campaign to become more effective.
  The retention cell work presenting the ADSL advantages and the Turbo Lite offering to clients who alleged a low Internet usage rate allowed a reduction of the disconnections number.
  Tools were implemented to allow call center attendants to solve problems online during the operation of the service, increasing customer satisfaction.
  The use of resources, such as, automatic detection of client navigation, assured the exact moment of the service rendering, allowing a reduction between the moment of sale and the invoice of the service, since Brasil Telecom uses the process of ADSL self-installation.
Besides these actions, Brasil Telecom developed, during the quarter, a process to encourage clients to migrate to higher-speed plans, aiming at the increase of the average revenue per user, currently at R$86.

Targets

Quality Targets

In September of 2003, Brasil Telecom met with the quality indicators established by Anatel for the switched-fixed telephone service in the local and long-distance mode, except the maintenance request rate of non-residential users within eight hours in the Rondônia Branch, where an interruption occurred due to an atmospheric discharge at the Dom Pedro II Center in Porto Velho.

Universalization Targets

In continuation to the inspection process, Anatel concluded the field work, in which 940 localities at all the Brasil Telecom branches were evaluated. The Company awaits the official outcome from the regulatory body regarding the 2003 target accomplishment.

Traffic

OPERATING DATA	3Q03	2Q03	3Q03/2Q03

Exceeding Local Pulses (Million)	3,099	2,959	4.7

Domestic Long Distance Minutes (Million)	1,709	1,744	(2.0)

Fixed-Mobile Minutes (Million)	979	1,058	(7.5)

Exceeding Pulses/ Average LIS/Month	105.7	102.0	3.6
DLD Minutes/Average LIS/Month	58.3	60.1	(3.1)
Fixed-Mobile Minutes/Average LIS/Month	33.4	36.5	(8.5)

Exceeding Local Pulses	Brasil Telecom sold 3.1 billion pulses in the 3Q03, a growth of 4.7% in relation to 2Q03.

DLD Traffic	In 3Q03, Domestic Long-Distance reached 1.7 billion minutes, a reduction of 2.0% in relation to 2Q03, due to the economic slowdown.

DLD Market Share	Brasil Telecom’ DLD market share in the intra-sector segment, reached 89.9% in 3Q03, while in the intra-region segment, Brasil Telecom reached 75.6%.

Inter-Network Traffic

The inter-network traffic totaled 1.0 billion minutes in 3Q03, representing a 7.5% reduction in relation to the traffic registered in the previous quarter. Of the total fixed-mobile traffic, 90.5% refers to VC-1 calls, 8.0% to VC-2 and 1.5% to VC-3 calls.

The following factors were noticed during the period and they justify this outcome.

The discussions regarding tariff readjustment hindered service consumption.

In July, with the implementation of the Carrier Selection Code - CSC in calls originating from cell phones, Brasil Telecom, which had agreements with most of the mobile carriers in Region II to transport their long distance calls, noticed a decrease in traffic, given that besides the fixed carriers, it began to compete with mobile carriers.

Currently, due to advertising campaigns, Brasil Telecom has consistently expanded its share in long distance calls originating from cell phones. An example of this is the 49.3% share in CSC 14 for calls originating from cell phones in September.

In addition, the decrease in local inter-network traffic can be attributed to the increase in competition in the mobile telephony sector, which can be confirmed by the increase in the offers related to mobile service packages.

Tariffs

Tariff Adjustment

The Federal Public Ministry filed a Suit in the city of Fortaleza (Ceará state) against the tariff adjustment granted by Anatel, in accordance with the terms predicted in the Concession Contract, specifically in relation to the IGP-DI variation. A tariff adjustment package, based on IPCA, was temporarily approved by the Federal Judge of the Second Court of Fortaleza. Subsequently, the Court of Appeals decided that the Second Federal Court of Brasília should be the court in charge of reviewing the case. The proceeding was transferred from Fortaleza to Brasilia and the Federal Judge of Brasilia changed the existing decision by applying the IPCA variation on the adjustment formula of the Concession Contracts. The merit of the case has not yet been decided since all the decisions are based on preliminary orders. The average percentage of tariff adjustment applied as of June 29, 2003, in light of the legal decisions, was: 16.0% in the local basket and 14.3% in the long-distance basket.

SUBSIDIARIES

IBest

Due to an increase in competition in the telecommunication sector, Brasil Telecom has been adopting strategies to “protect” its customer base through the integrated offer of voice, data and Internet services.

iBest has, at the moment, an estimated stake in the dial up internet access market of approximately 20%, the largest provider of Region II in terms of minute counts. In Region II, it holds 45% of the free access providers market and 27% of the total.

iBest has an important role in the dissemination of Internet in Brazil since it is a free access provider and is, at the same time, struggling against the so-called “traffic escape”, by reducing substantially, the interconnection expenses of Brasil Telecom.

Furthermore, iBest enables leverage in other data services, such as, the migration to Broadband Internet access, working as a gateway and inducing band consumption.

Submarine Cables Subsidiaries (“GlobeNet”)

Globenet represented the acquisition of a strategic asset for a fraction of the amount invested and the opportunity for Brasil Telecom to position itself in an important international data and voice traffic route.

To Brasil Telecom, Globenet enables the following advantages:

  Capacity to carry international IP traffic;
  Reduction of interconnection costs;
  Capacity to offer an integrated package of services to the national and international corporate clients; and
  Opportunity to capture the value generated by the data traffic growth (Internet and corporate) between Brazil and the United States.
In addition, Brasil Telecom can offer international long distance services without having to rely on third parties links. And, also considering the growth of IP traffic to the United States, Brasil Telecom will be able to channel this traffic to Globenet, which generates significant cost reductions.

Brasil Telecom Celular

Brasil Telecom Celular has already achieved a suitable coverage in all Capital Cities of Region II.

Brasil Telecom Celular has taken some important steps throughout the quarter towards defining the main platforms which will be used by the mobile service, such as the prepaid platforms, voice mail, short messages (SMS), multimedia messages (MMS) and other data service platforms (OTA, Middleware, fraud prevention).

Brasil Telecom Celular successfully concluded the detailing process of its strategy and outlined the fundaments of its offers and promotions in order to attract and maintain clients. Through this strategy, innovative offers related to synergy between fixed and mobile operations were developed.

As soon as Anatel certifies the anticipation of the Brasil Telecom targets, the PCS division will be ready to startup its commercial operations.

Financial performance

Revenues

Local Service

The revenue from local service reached R$1,180.8 million in 3Q03, an increase of 14.4% in relation to 2Q03, due to the 1.1% increase in the average plant in service allied to the tariff readjustment at the end of June.

Activation fee revenue totaled R$12.9 million in 3Q03, 64.4% higher than the registered in 2Q03. This performance reflects the average tariff readjustment in the period, allied to the higher lines activated in comparison to the previous quarter.

The revenue from basic subscription reached R$749.5 million in the quarter, a 12.5% boost in comparison to the R$666.5 million of 2Q03. This variation is explained by the 1.1% increase in the average lines in service combined with the average tariff readjustment in the basic residential subscription rate. In addition, Brasil Telecom has kept its strategy to offer alternative plans with discounts in the basic subscription to clients that requested line cancellations during the period and not to disconnect delinquent clients at switch centers with idle capacity, aiming at the increase of local traffic.

The revenue from measured service totaled R$388.5 million in 3Q03, a 17.3% increase in relation to 2Q03, basically due to the average tariff readjustment and the 4.7% increase in local traffic. This traffic increase was partially influenced by the introduction of voice chats, the service responsible for the generation of approximately 19 million minutes/month.

Public Telephony

Public telephony revenue reached R$92.3 million in 3Q03, a 10.5% drop in relation to the registered in the previous quarter. This drop reflects the reduction of 18.8% in credits sold during the quarter (1.4 billion) combined with the average tariff readjustment. The drop in credits sold is explained by retailers’ accumulated card inventories in June, anticipating the tariff readjustment.

Domestic Long Distance

The 9.6% increase in domestic long distance revenue in 3Q03 in relation to 2Q03 is explained by the 2.0% drop in traffic given the economic slowdown, allied to the average tariff readjustment of the domestic long distance basket.

Inter-Networks

Inter-network call revenue reached R$643.9 million in 3Q03, a 5.2% drop in relation to 2Q03, explained basically by a 7.5% shrink in traffic. The reduction in the number of sectors established by Anatel caused a migration from VC-2 traffic to VC-1 traffic, where the tariff is lower since it is a local call. The CSC 14 cellular operation contributed with revenues of R$42 million in 3Q03.

Interconnection

The Interconnection revenue in 3Q03 registered an increase of 5.6% in comparison to 2Q03, which reflects, mainly, the average tariff readjustment allied to a 0.4 p.p. decrease in the DLD intra-sector market share.

Data Communication

In the 3Q03, data communication revenue continued its growth path, reaching R$191.1 million, 5.5% above the amount registered in 2Q03.

The following movements were observed in the period:

  Growth of 22% in the number of ADSL accesses in service;
  Growth of 11% in the number of billed dedicated IP accesses; and
  Growth of 5% in the number of billed Frame-Relay accesses.

Supplementary and Value-Added Services

Revenue from supplementary and value-added services increased by 17.2% in 3Q03, totaling R$95.8 million.

The total intelligent services activated at the end of September 2003 reached a landmark of 5.4 million, against 5.0 million in June of 2003, which represents an increase of 7.6% in the period. Of the total amount of residential and non-residential lines in service in 3Q02, 32.6% of the lines were equipped with at least one activated intelligent service, against 30.9% in the previous quarter.

Other Revenues	In 3Q03, Other Revenues reached R$26.6 million, a 93.1% growth in relation to 2Q03, mainly due to iBest and GlobeNet consolidation.

Gross Revenue Deductions	Gross revenue deductions reached R$823.7 million in 3Q03, representing 28.6% of gross revenue in the quarter, against 28.8% in 2Q03.

Net Revenue/Average LIS/month	Net operating revenue/Average LIS/month in the 3Q03 was R$69.9, against R$65.9 in the 2Q03, an increase of 6.1%.

Costs and Expenses

Operating Costs and Expenses	Costs and Operating expenses totaled R$1,620.3 million in the 3Q03, against R$1.541,4 million in the previous quarter.

Net reduction of 39 employees in the quarter

At the end of 3Q03, 5,272 employees were working for the group, against 5,311 in the previous quarter. This drop is a result of the 117 admissions and 246 dismissals which occurred during the period. In addition, 90 iBest employees were added to the group’s headcount.

Personnel	Personnel costs and expenses reached R$96.1 million, stable in relation to 2Q03.

Productivity	Brasil Telecom reached a productivity ratio of 1,861 LIS/employee in 3Q03, representing an increase of 1.5% in relation to 2Q03.

Subcontracted services

Costs and expenses with subcontracted services, excluding interconnection and advertising & marketing, totaled R$328.3 million in 3Q03, a 7.1% increase in relation to 2Q03. The increase of R$21.7 million can be explained basically by the readjustment of the agreements for the printing and distribution of telephone bills and the printing of yellow pages as well as, by the consolidation of expenses with maintenance of submarine cables.

Interconnection

Interconnection costs totaled R$455.6 million in the 3Q03, 5.9% above the amount registered in the previous quarter. The increase is due basically to the introduction of CSC 14 in calls originating from cell phones, as of July.

Expenses for Advertisement and Marketing

The expenses with advertising and marketing totaled R$28.5 million in 3Q03, when Brasil Telecom launched the campaigns to encourage the use of CSC 14 in the cellular phones and strengthen those campaigns aimed at creating awareness of “14”, in preparation to the Company entrance into the domestic long distance market.

Losses with Accounts Receivable/Gross Revenue ratio remains stable (PCCR/ROB)	Losses with Accounts Receivable (PCCR) / Gross revenue ratio remained stable at 2.3%, when compared to the previous quarter and totaled R$65.6 million in 3Q03.

Accounts Receivable

In 3Q03, the accounts receivable of Brasil Telecom presented an evolution below the one observed in revenue. While revenue varied 7.2%, gross accounts receivable varied only 5.2%, which reflects the tariff readjustment introduced at the end of June 2003 (16.0% on the local basket and 14.3% on the domestic long distance basket), as well as the introduction of CSC 14 on calls originating from cell phones, which generated the need for several co-billing agreements.

The ratio between the gross accounts receivable and gross revenue decreased by 1.1 p.p., reaching 74.4% in 3Q03, against 75.5% in 2Q03.

After deducting allowance for doubtful accounts in the amount of R$148.2 million, Brasil Telecom net accounts receivable totaled R$1,991.3 million at the end of September 2003.

Provisions for Contingencies	In 3Q03, the provision for contingencies amounted to R$19.6 million, against R$13.7 million in the 2Q03.

Other Operating Costs and Expenses/Revenues	Other operating costs and expenses/revenues, excluded the provision for contingencies expenses, totaled R$21.3 million in expenses in the 3Q03, indicating a decrease of 48.7% in relation to the 2Q03.

EBITDA

EBITDA of R$963 million	The Brasil Telecom EBITDA was R$963.2 million in the 3Q03, representing a growth of 7.0% in relation to the 2Q03.

EBITDA Margin	In 3Q03, EBITDA margin reached 46.9%, stable in comparison to 2Q03.

EBITDA/Average LIS/month	EBITDA/Avg LIS/month reached R$32.8, 6.0% higher than the amount registered in the 2Q03.

Financial Result

Financial Result

In 3Q03, Brasil Telecom registered a negative net financial result of R$211.7 million, against R$232.6 million in the previous quarter. This result was mainly due to interest expenses with debt, hedge expenses, expenses with CPMF, expenses with insurance, and financial revenue from cash investments of the Company

Non operating Result

Amortization of Reconstituted Goodwill

In the 3Q03, Brasil Telecom amortized R$31.0 million of reconstituted premium referent to the acquisition of CRT (without affecting the cash flow and the distribution of dividends), accounted for as a non-operating expense.

Indebtness

Total Debt	At the end of September 2003, the total consolidated debt of Brasil Telecom was R$4.8 billion, 1.2% less than the amount registered in the 2Q03.

Average Cost of Debt	In 3Q03, the consolidated debt of Brasil Telecom had an average accrued cost in 2003 of 13.8% or 76.2% of the Domestic Interbank Rate, equivalent to 18.75% p.a.

Net Debt

Net debt totaled R$3,659.8 million, a 5.8% drop in relation to June 2003. Excluding the loan and the private debenture with the holding company, the net debt at the end of September was R$2,220.8 million.

Long Term Debt	At the end of the 3Q03, 65.1% of the total debt was registered in the long term.

Indebtedness Denominated in US Dollars

In September 2003, the dollar-denominated debt totaled R$241.8 million, representing 5.1% of total debt, which is stable in comparison to June 2003. At the end of September 2003, Brasil Telecom had hedge agreements with notional equivalent to 51.8% of the dollar-denominated debt, of R$241.8 million, against 44.1% at the end of June. The total debt due by December 2004 is hedged. In addition, 98% of the dollar-denominated debt with installments due in 2005 is also hedged.

Leverage Degree

On September 30, 2003, the degree of Brasil Telecom’s financial leverage represented by the ratio of its net debt (excluding the debt with the holding company) to the shareholders’ equity, was equal to 31.8%.

Investments

	R$ million

Investments in the Permanent Assets	3Q03	2Q03	3Q03/2Q03 (%)

Network Expansion	168.9	159.2	6.1
- Conventional Telephony	60.7	93.7	(35.2)
- Transmission Backbone	23.3	18.6	25.3
- Data Network	75.2	44.7	68.2
- Intelligent Network	7.0	0.6	1,090.5
- Network Management Systems	2.0	1.4	43.7
- Other	0.7	0.2	284.6
Network Operation	68.4	58.3	17.4
Public Telephony	1.2	4.2	(71.2)
Information Technology	42.8	41.6	2.8
Expansion Personnel	20.2	22.5	(10.1)
Others	27.7	302.0	(90.8)

Total Investments in Permanent Assets	329.2	587.8	(44.0)

Expansion Financial Expenses	16.5	20.2	(18.2)

Total	345.7	608.0	(43.1)

Cash Flow

Operating Cash Flow in 3Q03 was R$814 million

Brasil Telecom’s operating generation reached R$814.1 million in 3Q03, surpassing by 7.3% the amount registered in the previous quarter. By deducting the flow of investments in the period, which was R$370.8 million lower in comparison to 2T03 basically due to the acquisitions of iBest and Globenet, from the operating cash generation, the net operating cash generation of Brasil Telecom reached R$549.4 million, surpassing by R$346.3 million the one registered in 2Q03.

Free cash flow in 3Q03 was R$264 million	Brasil Telecom free cash flow in 3Q03 was R$264.4 million, against R$239.9 million in 2Q03, 10.5% above the amount registered in the previous quarter.

16.01 - OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT

In attention to the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to its shareholders’compositions:

1.  OUTSTANDING

As of 09/30/2003	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	242,065,536,650	96.98	126,358,656,869	42.75	368,424,193,519	67.58
Management
Board of Directors	136,660,934	0.06	3,552,120,226	1.20	3,688,781,160	0.68
Directors	39	0.00	273	0.00	312	0.00
Fiscal Board	418,154	0.00	-	-	418,154	0.00
Treasury Stock	-	-	6,331,110,503	2.14	6,331,110,503	1.16
Other Shareholders	7,394,433,765	2.96	159,327,202,527	53.91	166,721,636,292	30.58
Total	249,597,049,542	100.00	295,569,090,398	100.00	545,166,139,940	100.00
Outstanding Shares in the Market	7,531,512,892	3.02	162,879,323,026	55.11	170,410,835,918	31.26

As of 09/30/2002	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect - Parent	238,047,494,413	97.74	126,704,401,535	42.87	364,751,895,948	67.66
Management
Board of Directors	70,354,979	0.03	3,560,693,287	1.20	3,631,048,266	0.67
Directors	39	0.00	273	0.00	312	0.00
Fiscal Board	455,380	0.00	-	-	455,380	0.00
Treasury Stock	-	-	1,860,870,028	0.63	1,860,870,028	0.34
Other Shareholders	5,445,825,257	2.23	163,443,125,275	55.30	168,888,950,532	31.33
Total	243,564,130,068	100.00	295,569,090,398	100.00	539,133,220,466	100.00
Outstanding Shares in the Market	5,516,635,655	2.26	167,003,818,835	56.50	172,520,454,490	32.00

2.  SHAREHOLDERS’ HOLDING MORE THAN 5% OF THE VOTING CAPITAL (AS OF 09/30/2003)

The shareholders, which directly on indirectly, hold more than 5% of the voting capital of the Company are as follows:

In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Brasil Telecom Participações S.A.	02.570.688-0001/70	Brazilian	241,646,692	96.81	114,787,167	38.84	356,433,859	65.38
Treasury Shares	-	-	-	-	6,311,111	2.14	6,311,111	1.16
Other	-	-	7,950,358	3.19	174,450,812	59.02	182,401,170	33.46
Total	-	-	249,597,050	100.00	295,569,090	100.00	545,166,140	100.00

Distribution of the Capital from Parent to individuals level

Brasil Telecom Participações S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	71,830,504	53.59	161,687	0.07	71,992,191	20.18
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.14	7,840,963	3.52	14,736,645	4.13
Treasury shares	-	-	1,480,800	1.10	-	-	1,480,800	0.42
Other	-	-	53,824,702	40.17	214,667,538	96.41	268,492,240	75.27
Total	-	-	134,031,688	100.00	222,670,188	100.00	356,701,876	100.00

Solpart Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	631,838	62.00	-	-	631,838	20.93
Techold Participações S.A.	02.605.028-0001/88	Brazilian	193,635	19.00	1,239,982	62.00	1,433,617	47.48
Telecom Italia International N.V.(*)	-	Italian	193,643	19.00	760,000	38.00	953,643	31.59
Other	-	-	18	0.00	-	-	18	0.00
Total	-	-	1,019,134	100.00	1,999,982	100.00	3,019,116	100.00
(*) Former Stet International Netherlands

Timepart Participações Ltda.	In units of quotas
Name	General Taxpayers’ Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949.0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Investimentos S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Teleunion S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
CSH LLC e CSH Units	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

Techold Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	980,067,275	100.00	341,898,149	100.00	1,321,965,424	100.00
Other	-	-	3	0.00	-	-	3	0.00
Total	-	-	980,067,278	100.00	341,898,149	100.00	1,321,965,427	100.00

Invitel S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Sistel - Fund. Sistel de Seguridade	00.493.916-0001/20	Brazilian	66,017,486	6.66	-	-	66,017,486	6.66
Telos - Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	23,573,621	2.38	-	-	23,573,621	2.38
Funcef - Fund. dos Economiários	00.436.923-0001/90	Brazilian	378,289	0.04	-	-	378,289	0.04
Petros - Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	37,318,069	3.77	-	-	37,318,069	3.77
Previ - Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	190,852,385	19.27	-	-	190,852,385	19.27
Opportunity Zain S.A.	02.363.918-0001/20	Brazilian	671,848,888	67.82	-	-	671,848,888	67.82
CVC/Opportunity Equity Partners LP	-	British	202,255	0.02	-	-	202,255	0.02
CVC/Opportunity Equity Partners FIA	01.909.558-0001/57	Brazilian	280,316	0.02	-	-	280,316	0.02
Opportunity Fund	-	British	49,550	0.01	-	-	49,550	0.01
CVC/Opportunity Investimentos Ltda. (*)	03.605.085-0001/20	Brazilian	10	0.00	-	-	10	0.00
Priv FIA	02.559.662-0001/21	Brazilian	25,219	0.005	-	-	25,219	0.005
Tele FIA	02.597.072.0001/93	Brazilian	25,219	0.005	-	-	25,219	0.005
Verônica Valente Dantas	262.853.205-00	Brazilian	1	0.00		-	1	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	0.00	-	-	1	0.00
Lênin Florentino de Faria	203.561.374-49	Brazilian	2	0.00	-	-	2	0.00
Total	-	-	990,571,311	100.00	-	-	990,571,311	100.00
(*) Former Opportunity Paramirim Ltda.

Opportunity Zain S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
CVC/Opportunity Equity Partners FIA	01.909.558-0001/57	Brazilian	335,488,153	45.45	-	-	335,488,153	45.45
CVC/Opportunity Equity Partners LP	-	British	310,773,165	42.10	-	-	310,773,165	42.10
Opportunity Fund	-	British	71,934,343	9.75	-	-	71,934,343	9.75
Priv FIA	02.559.662.0001/21	Brazilian	17,611,010	2.39	-	-	17,611,010	2.39
Opportunity Lógica Rio Gestora de Recursos Ltda.	01.909.405-0001/00	Brazilian	2,304,359	0.31	-	-	2,304,359	0.31
Tele FIA	02.597.072-0001/93	Brazilian	6,010	0.00	-	-	6,010	0.00
CVC/Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-0001/00	Brazilian	1	0.00	-	-	1	0.00
CVC/Opportunity Investimentos Ltda. (*)	03.605.085-0001/20	Brazilian	10	0.00	-	-	10	0.00
Verônica Valente Dantas	262.853.205-00	Brazilian	400	0.00	-	-	400	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	60	0.00	-	-	60	0.00
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	1	0.00	-	-	1	0.00
Daniel Valente Dantas	063.917.105-20	Brazilian	1	0.00	-	-	1	0.00
Eduardo Penido Monteiro	094.323.965-68	Brazilian	287	0.00	-	-	287	0.00
Total	-	-	738,117,800	100.00	-	-	738,117,800	100.00
(*) Former Opportunity Paramirim Ltda.

17.01 - LIMITED REVIEW REPORT

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil)

The Shareholders and Board of Directors
Brasil Telecom S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom S.A. for the quarter ended September 30, 2003, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Accountants (IBRACON) and the Federal Accounting Council, which included: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission, specifically applicable to the mandatory quarterly financial information.

Our review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

October 24, 2003

KPMG Auditores Independentes
CRC-SP-014.428/O-6-“F”-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-S-DF

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	3
01	02	ADRESS OF COMPANY HEADQUARTERS	3
01	03	MARKET RELATIONS DIRECTOR - (Address for correspondence to Company)	3
01	04	QUARTERLY REFERENCE	3
01	05	COMPOSITION OF PAID CAPITAL	3
01	06	COMPANY’S CHARACTERISTICS	4
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT	4
01	08	DIVIDENDS APPROVED	4
01	09	CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR	4
01	10	MARKET RELATIONS DIRECTOR	4
02	01	BALANCE SHEET - ASSETS	5
02	02	BALANCE SHEET - LIABILITIES	6
03	01	QUARTERLY STATEMENT OF INCOME	8
04	01	NOTES TO THE QUARTERLY REPORT	9
05	01	COMMENTS ON THE COMPANY PERFORMANCE IN THE QUARTER	42
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	43
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	43
07	01	CONSOLIDATED QUARTERLY STATEMENT OF INCOME	46
08	01	COMMENTS ON THE CONSOLIDATED COMPANY PERFORMANCE IN THE QUARTER	48
16	01	OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT	57
17	01	LIMITED REVIEW REPORT	60

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2003

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer